Exhibit 99.1

News Release

August 7, 2014

TELUS reports strong results for second quarter 2014

Revenue and earnings growth driven by strength in both wireless and wireline

Continued subscriber growth with 80,000 total net new customer connections

Leading customer loyalty with monthly postpaid wireless churn of 0.90 per cent

Returned $1.1 billion to shareholders including an 11.8 per cent dividend increase and the purchase of 10.7 million shares through the end of July 2014

Vancouver, B.C. — For the second quarter of 2014, TELUS Corporation reported consolidated operating revenue growth of 4.4 per cent from a year earlier to $2.95 billion, while earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 7.5 per cent to $1.07 billion. Net income increased by 33 per cent to $381 million, while basic earnings per share (EPS) rose by 41 per cent to $0.62.

Consolidated revenue growth was generated by both wireless and wireline operations, with wireless revenue up 6.2 per cent and wireline revenue up 2.4 per cent from a year ago. In wireless, revenue was primarily driven by continued subscriber growth and higher data usage as a result of continued smartphone adoption and the expansion of our LTE network coverage. Wireline strength was driven by data revenue growth of 8.7 per cent, generated primarily by an increase in TELUS TV and high-speed Internet subscribers as well as increasing revenue per customer.

TELUS attracted a total of 80,000 net new customer connections in the quarter, driven by the gain of 78,000 wireless postpaid customers, 23,000 TELUS TV subscribers and 15,000 high-speed Internet customers, partially mitigated by the moderating loss of residential access lines and wireless prepaid customers. The total wireless subscriber base is up 2.2 per cent from a year ago to 7.9 million, high-speed Internet connections are up 5.6 per cent to 1.4 million, and TELUS TV subscribers are up 16 per cent to 865,000.

TELUS’ ongoing focus on delivering an exceptional customer experience supported a strong 13 basis point year-over-year improvement in monthly postpaid wireless subscriber churn to 0.90 per cent — matching a record low set by TELUS eight years ago and reflects the fourth consecutive quarter this important metric was below one per cent.

Darren Entwistle, TELUS Executive Chair said, “Our strong second quarter results were characterized by growth in revenue, EBITDA and free cash flow, supported by 80,000 net new subscriber additions and continued leading customer loyalty with a record monthly postpaid wireless churn rate of 0.90 per cent. On the back of these robust results, we continued to demonstrate our commitment to returning capital to shareholders through our dividend increases and stock repurchases, which this year have totalled $1.1 billion to the end of July. On an absolute basis, or on a relative basis with our global peers, TELUS continues to drive industry-leading results.”

Free cash flow of $210 million was higher by 9.4 per cent from a year ago as higher EBITDA and lower defined benefit pension contributions were partially offset by higher capital expenditures (excluding spectrum licences) and income tax payments. Free cash flow when excluding higher income tax payments was $332 million, an increase of 21 per cent year-over-year.

TELUS returned $412 million to shareholders in the second quarter, consisting of $224 million in dividends paid and $188 million in share purchases under its 2014 normal course issuer bid (NCIB) program. Through the end of July, TELUS returned $1,090 million to shareholders consisting of $680 million in dividends and the purchase of 10.7 million shares for $410 million under its 2014 NCIB program.

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three months ended
C$ and in millions, except per share amounts	June 30		Per cent
(unaudited)	2014	2013	change
Operating revenues	2,951	2,826	4.4
Operating expenses before depreciation and amortization	1,878	1,828	2.7
EBITDA(1)(2)	1,073	998	7.5
EBITDA excluding restructuring and other like costs(1)(2)(3)	1,084	1,037	4.5
Net income	381	286	33.2
Adjusted net income(4)	387	354	9.3
Basic earnings per share (EPS)	0.62	0.44	40.9
Adjusted EPS(4)	0.63	0.54	16.7
Capital expenditures	636	511	24.5
Free cash flow(5)	210	192	9.4
Total customer connections(6)	13.41	13.16	1.9

(1)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation, see Section 11.1 in the accompanying 2014 second quarter Management’s discussion and analysis.

(2)             EBITDA for the second quarter of 2014 includes a negative impact of $2 million from the inclusion of Public Mobile.

(3)             For the second quarter of 2014 and 2013, restructuring and other like costs were $11 million and $39 million, respectively.

(4)             Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): 1) restructuring and other like costs; 2) long-term debt pre-payment premium; and 3) income tax-related adjustments. For further analysis of the aforementioned items see Section 1.3 in the accompanying 2014 second quarter MD&A.

(5)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.1 in the accompanying 2014 second quarter Management’s discussion and analysis.

(6)             Sum of active wireless subscriber units (excluding Public Mobile subscribers, which are all prepaid), network access lines, total Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers). Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers representing those who, in our judgment, are unlikely to migrate to our new services.

Mr. Entwistle continued, “TELUS has implemented a long-term strategy that has driven significant growth in all areas of our business resulting in strong and consistent share price appreciation for our shareholders.  The company’s strong business model is anchored by a high quality asset mix that delivers both revenue and EBITDA growth in both our wireless and wireline businesses. The consistent and successful execution of TELUS’ strategy has allowed us to further enhance our shareholder value creation efforts through annual share buyback and dividend growth programs totalling $10.3 billion since 2004. In combination with TELUS’ prudently managed balance sheet and track record for overcoming adversity, our company represents a unique combination of growth, value and safe haven attributes.”

Mr. Entwistle further remarked, “The Canadian telecommunications industry represents an intensely competitive and rapidly changing market where carriers are required to meet the evolving demands of our customers in respect of service excellence. Despite being challenged with a vast and tremendously diverse geographic landscape and dispersed population, our high quality networks have become the envy of the world owing to the fact that they have been built in a regulatory environment that requires meaningful facilities based investment. TELUS alone has committed $111 billion in technology and operations since 2000 to bridge the digital divide by providing best-in-class technology and wireless coverage to 99 per cent of the Canadian population. Through these investments TELUS has realised industry-leading success across all areas of our business, most particularly excellence in customer service, and we remain confident in our ability to continue our track record of delivering value to all Canadian consumers, businesses and shareholders going forward.”

Joe Natale, TELUS President and CEO said, “Putting our customers first continues to differentiate TELUS from our peers. Our industry-leading monthly postpaid wireless churn rate of 0.90 per cent matches our record low set eight years ago, meanwhile we delivered our best network access line retention results in eight years. Further, during the second quarter, we added 80,000 net new customer connections and delivered strong ARPU growth of 2.3 per cent - our fifteenth straight quarter of year-over-year growth. Our consistent track record speaks for itself and as a result, more customers are choosing TELUS and embracing a network that can reliably support their ever-growing data needs.”

John Gossling, TELUS Executive Vice-President and CFO said, “Disciplined and targeted investing for growth, and returning significant capital to shareholders remain our focus. Through July, TELUS continued to deliver on its shareholder friendly initiatives returning $1.1 billion to shareholders through dividends and share purchases. As part of our 2014 share purchase program, TELUS has purchased through July a total of 10.7 million shares for $410 million, reducing our shares outstanding by 3.7 per cent since July last year. With our consistent and strong year-to-date results we are reconfirming our peer-leading financial and operational 2014 guidance.”

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 and the 2014 annual targets that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2014 annual guidance, semi-annual dividend increases through 2016 and our ability to sustain and complete our multi-year share purchase programs through 2016), qualifications and risk factors referred to in the first and accompanying second quarter Management’s discussion and analysis, in the 2013 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $85 million or 6.1 per cent to $1.48 billion in the second quarter of 2014, compared to the same period a year ago. This growth was driven by continued subscriber base expansion, higher data usage as a result of a continued increase in smartphone adoption, the expansion of TELUS’ LTE network coverage and increased data roaming.

•                  Blended ARPU (excluding Public Mobile) increased by 2.3 per cent to $62.51, reflecting TELUS’ fifteenth consecutive quarter of year-over-year growth.

•                  Monthly postpaid subscriber churn declined 13 basis points to 0.90 per cent — matching a record low set by TELUS eight years ago. Blended monthly churn (excluding Public Mobile) was down 14 basis points to 1.26 per cent. TELUS’ low blended churn rate reflects the Company’s successful customers first service approach, investments in customer retention as well as a greater proportion of postpaid clients in TELUS’ subscriber base.

•                  Postpaid net additions of 78,000 were partially offset by a loss of 20,000 lower-ARPU prepaid subscribers (excluding Public Mobile) for total net additions of 58,000, compared to 79,000 a year ago. The total wireless subscriber base (excluding Public Mobile) was up 2.2 per cent or 170,000 from a year ago to 7.9 million. Higher-value postpaid subscribers represent 87 per cent of the total subscriber base.

•                  Smartphone subscribers now represent 79 per cent of TELUS’ postpaid base, up from 71 per cent a year ago.

•                  Wireless EBITDA increased by $42 million or 6.3 per cent to $708 million over last year due primarily to network revenue growth and lower acquisition costs. EBITDA excluding restructuring and other like costs and the negative impact from Public Mobile was $714 million, an increase of 5.7 per cent, reflecting a margin of 44.8 per cent, up 40 basis points year-over-year.

•                  Wireless simple cash flow (EBITDA less capital expenditures) decreased by $15 million to $480 million in the quarter as higher EBITDA was more than offset by higher capital expenditures on broadband network infrastructure, the deployment of recently acquired 700 MHz spectrum and system resiliency and reliability in support of ongoing customers first initiatives.

TELUS wireline

•                  External wireline revenues increased by $31 million or 2.4 per cent to $1.35 billion in the second quarter of 2014, when compared with the same period a year ago. This growth was generated by increased data revenue, partially offset by continued declines in legacy voice local and long-distance revenues.

•                  Data service and equipment revenues increased by $69 million or 8.7 per cent, due primarily to continued TELUS TV and high-speed Internet subscriber growth and data usage as well as growth in business process outsourcing services and increased TELUS Health revenues.

•                  Total TV net additions of 23,000 were lower by 8,000 from the same quarter last year, due primarily to slower market growth. The total TV subscriber base of 865,000 increased by 122,000 or 16 per cent from a year ago.

•                  High-speed Internet net additions of 15,000 increased by 2,000 over the same quarter a year ago. The high-speed subscriber base of 1.43 million is up 76,000 or 5.6 per cent from a year ago.

•                  Total network access lines (NALs) declined by 15,000 in the quarter compared to 38,000 a year ago. This is the best result in over nine years and is a 61 per cent improvement year-over-year. Residential NAL losses of 19,000 improved by 13,000 or 41 per cent over the prior year period, while business NALs increased by 4,000 compared to a loss of 6,000 a year ago. Total NALs of 3.2 million were lower by 109,000 year-over-year, reflecting an improvement of 54,000 in NAL losses compared to the same period a year ago. This improvement reflects the success of TELUS’ customers first initiatives and bundling strategy, offset by ongoing wireless and Internet substitution and competition.

•                  Wireline EBITDA of $365 million increased by $33 million or 9.8 per cent year-over-year, while EBITDA excluding restructuring and other like costs increased by $12 million or 3.1 per cent. The improvement primarily reflects continued high-speed Internet, enhanced data and TELUS TV revenues as well as ongoing operating efficiency initiatives.

•                  Wireline simple cash flow (EBITDA less capital expenditures) declined to $(43) million as higher EBITDA was more than offset by higher capital expenditures. Capital expenditures increased over the same period last year to support business service growth, ongoing investments in customers first initiatives and broadband network infrastructure expenditures.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of 38 cents ($0.38) Canadian per share on the issued and outstanding Common Shares of the Company payable on October 1, 2014 to holders of record at the close of business on September 10, 2014.

This third quarter dividend represents a four cent or 11.8 per cent increase from the $0.34 quarterly dividend paid on October 1, 2013.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.7 billion of annual revenue and 13.4 million customer connections, including 7.9 million wireless subscribers, 3.2 million wireline network access lines, 1.4 million Internet subscribers and 865,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $350 million to charitable and not-for-profit organizations and volunteered 5.4 million hours of service to local communities since 2000. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations:	Investor relations:
Shawn Hall	Paul Carpino
(604) 619-7913	(647) 837-8100
shawn.hall@telus.com	ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2013 annual report at telus.com/investors.

TELUS’ second quarter 2014 conference call is scheduled for August 7, 2014 at 11:00 a.m. ET (8:00 a.m. PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on August 7 until September 15 at 1-855-201-2300. Please use reference number 1161970# and access code 92105#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2014 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include, but are not limited to, statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the stated targets, expectations, estimates or intentions. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update on our general outlook and assumptions for 2014 is in Section 9 General outlook and assumptions in this MD&A.

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; the potential entry of new competitors; active price and brand competition; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors, market conditions and government actions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost; and competition for wireless spectrum.

•                  Regulatory approvals and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to new entrant service providers; future spectrum auctions (including limitations on wireless providers, spectrum set-aside favoring smaller carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; interpretation and application of tower sharing and roaming rules; the non-harmonization between provincial consumer protection legislation and the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the Code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in or acceleration of costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the Code.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services and overall slower market growth in the wireline segment; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet Protocol (IP) services that may displace TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity levels; our reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our ability to address our near-term spectrum deficiency in certain geographical areas with recently acquired spectrum (including the spectrum in the 700 MHz band) and redeployment of existing spectrum holdings; our ability to obtain additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks and services to reduce operating costs, timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, including: potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755 – 1780 MHz, 2155-2180 MHz), as well as for 2.5 GHz (2500-2690 MHz) bands currently expected in March 2015 and April 2015, respectively.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades; process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security breaches, including data loss or theft; and real estate joint venture development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may be different from ours; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to successfully defend class actions pending against us.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

Management’s discussion and analysis (MD&A)

August 7, 2014

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights

2.	Core business and strategy

3.	Corporate priorities for 2014

4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting

5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment

6.	Changes in financial position

7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided (used) by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments

9.	General outlook and assumptions

10.	Risks and risk management	10.1 Regulatory matters

11.	Definitions and reconciliations	11.1 Non-GAAP financial measures 11.2 Wireless operating indicators

1.            Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month and six-month periods ended June 30, 2014, and should be read together with TELUS’ June 30, 2014 condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the terms IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as EBITDA, to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors for issuance on August 7, 2014.

1.2 The environment in which we operate

Economic growth

We estimate economic growth in Canada will be 2.3% in 2014 and 2.5% in 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s July 2014 Monetary Policy Report estimated economic growth for Canada at 2.25% in both 2014 and 2015. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 7.1% for June 2014 (7.2% reported in December 2013; 7.1% reported in June 2013).

Latest regulatory developments

On July 28, 2014, Industry Canada opened its Consultation on a Policy, Technical and Licensing Framework for Advanced Wireless Services in the Bands 1755-1780 MHz and 2155-2180 MHz (AWS-3). In this framework, the Minister of Industry proposes to auction 50 MHz of AWS-3 spectrum in March 2015 in advance of the April 2015 2500 MHz auction and set aside 30 MHz (or 60%) of the spectrum for operating mobile entrants. Wireless carriers with less than 10 per cent national and 20 per cent provincial wireless subscriber market share will be eligible to bid on the set-aside in licence areas where they are providing services to Canadians.

In May 2014, the Minister of Industry proposed to ban the transfer for 20 years of any and all of the 40 MHz of AWS-4 spectrum to large carriers, representing carriers with more than 10 per cent national or 20 per cent provincial wireless subscriber market share. The spectrum, which has never been auctioned, is currently licensed to mobile services providers who use both satellite- and terrestrial-based networks across the country.

The CRTC also announced a number of public proceedings, which include hearings, that will continue through the third and fourth quarters of 2014. On September 8, 2014, the CRTC will commence a public hearing for its Let’s Talk TV proceeding, which is designed to review the framework underpinning the distribution of TV services in Canada. In preparation for this hearing, TELUS and other interested parties submitted written comments in June 2014. On September 29, 2014, the CRTC is scheduled to commence a public hearing on its review of wholesale wireless services, which is expected to examine the tower, site sharing and wholesale roaming rates and other mandated wholesale services wireless carriers can charge other Canadian wireless service providers. On November 24, 2014, the CRTC will begin its public hearing on wholesale wireline services to review, among other matters, the appropriateness of mandating competitor access to fibre-to-the premises (FTTP) facilities.

For additional information, see Section 10.1 Regulatory matters.

1.3 Consolidated highlights

Leadership progression

In conjunction with our leadership progression, announced on March 31, 2014, all 14 nominees proposed for election as director were elected by shareholders during our annual general meeting on May 8, 2014. Following the meeting, Darren

Entwistle assumed the role of Executive Chair and R.H. (Dick) Auchinleck became independent Lead Director. As well, Joe Natale was promoted to President and Chief Executive Officer (CEO) and elected as a director of TELUS.

Closing of $1 billion debt offering

On April 4, 2014, we closed a debt offering of $1 billion in senior unsecured notes in two series, a $500 million offering at 3.20% due April 5, 2021, and a $500 million 4.85% offering due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn on April 2, 2014 to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

Share purchase programs

On December 12, 2013, the Toronto Stock Exchange (TSX) approved our normal course issuer bid (NCIB) to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represented approximately 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX. Shares will be purchased only when and if we consider it advisable. As of July 31, 2014, pursuant to our 2014 NCIB, we had purchased approximately 10.7 million Common Shares for cancellation for $410 million, at an average price of $38.34 per share.

For additional information on our multi-year share purchase programs, see Section 4.3. Also see Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Redemption of 5.95% Notes Series CE

Pursuant to an August 7, 2014, exercise of our right to do so, on September 8, 2014, all of our 5.95% Notes, Series CE, will be redeemed. Assuming that the redemption is completed, the long-term debt prepayment premium to be recorded in the three-month period ended September 30, 2014, is estimated to be approximately $13 million before income taxes.

Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, unless noted otherwise)	2014	2013	Change		2014	2013	Change
Consolidated statements of income
Operating revenues	2,951	2,826	4.4%		5,846	5,582	4.7%
Operating income	629	552	13.9%		1,243	1,135	9.5%
Income before income taxes	514	420	22.4%		1,026	907	13.1%
Net income	381	286	33.2%		758	648	17.0%

Net income per equity share (1)
Basic (basic EPS) ($)	0.62	0.44	40.9%		1.22	0.99	23.2%
Diluted ($)	0.62	0.44	40.9%		1.22	0.99	23.2%
Dividends declared per equity share (1) ($)	0.38	0.34	11.8%		0.74	0.66	12.1%

Basic weighted-average equity shares outstanding (1) (millions)	617	652	(5.4)%		619	653	(5.2)%
Consolidated statements of cash flows
Cash provided by operating activities	855	707	20.9%		1,453	1,436	1.2%

Cash used by investing activities	(1,517)	(514)	(195.1)%		(2,344)	(1,050)	(123.2)%
Capital expenditures (excluding spectrum licences) (2)	(636)	(511)	(24.5)%		(1,132)	(978)	(15.7)%

Cash provided (used) by financing activities	667	57	n/m		612	(221)	n/m
Other highlights
Subscriber connections (3) (thousands)					13,409	13,156	1.9%
EBITDA (4)	1,073	998	7.5%		2,150	2,032	5.8%
Restructuring and other like costs included in EBITDA (4)	11	39	(71.8)%		19	50	(62.0)%
EBITDA — excluding restructuring and other like costs (4)	1,084	1,037	4.5%		2,169	2,082	4.2%
EBITDA — excluding restructuring and other like costs margin (5) (%)	36.7	36.7	—	pts.	37.1	37.3	(0.2	)pts.
Free cash flow (4)	210	192	9.4%		501	550	(8.9)%
Net debt to EBITDA — excluding restructuring and other like costs(4) (times)					2.21	1.71	0.50

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(2)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets (excluding spectrum licences) on the condensed interim consolidated statements of cash flows.

(3)         The sum of active wireless subscriber units (excluding Public Mobile subscribers, which are all prepaid), NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscribers have been removed from the subscriber base to align with emerging industry practice. Cumulative subscriber connections include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(4)         Non-GAAP financial measures. See Section 11.1.

(5)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased year over year by $125 million or 4.4% in the second quarter of 2014 and by $264 million or 4.7% in the first six months of 2014. Wireless network revenues increased by $85 million or 6.1% in the second quarter and by $157 million or 5.7% for the six-month period, as a result of subscriber additions, growth in data usage, higher data roaming volumes, as well as revenues from Public Mobile. Wireline data revenues increased year over year by $69 million or 8.7% in the second quarter and by $147 million or 9.4% in the first six months of 2014 due to revenue growth in Internet and enhanced data services, TELUS TV, business process outsourcing, and TELUS Health services. These increases in wireline data revenues were partly offset by ongoing declines in legacy wireline voice revenues. Consolidated operating revenues, excluding Public Mobile, were $2,926 million, or an increase of 3.5% in the second quarter of 2014, and $5,797 million, or an increase of 3.9% in the first six months of 2014.

Excluding Public Mobile, wireless blended average revenue per subscriber unit per month (ARPU) was $62.51 in the second quarter of 2014, up $1.39 or 2.3% from the same period in 2013. For the first six months of 2014, wireless blended ARPU was $61.87, up $1.24 or 2.0% from the same period in 2013. These increases were driven by growth in data usage and roaming, and a higher overall postpaid mix, partly offset by a decline in voice revenue. , Postpaid subscribers represented 87.3% of the total subscriber base at June 30, 2014, compared to 86% at June 30, 2013.

•                  During the 12-month period ended June 30, 2014, our subscriber connections increased by 253,000, inclusive of wireless adjustments made for Mike subscribers on October 1, 2013. This growth reflects a 2.2% increase in wireless subscribers (excluding Public Mobile), 16% growth in TELUS TV subscribers and a 5.6% increase in high-speed Internet subscribers, partly offset by a 3.3% decline in total NALs.

Our postpaid wireless subscriber net additions were 78,000 in the second quarter and 126,000 in the first six months of 2014, as compared to 100,000 in the second quarter and 159,000 in the first six months of 2013. The decreases reflect slower industry growth and intense competitive activity, partly offset by a low churn rate due to our customers first initiatives and retention efforts. Our monthly postpaid subscriber churn rates were 0.90% in the second quarter and 0.94% the first six months of 2014, as compared to 1.03% in the second quarter and 1.07% the first six months of 2013, matching our lowest churn rates recorded in the second quarter of 2006.

•                  EBITDA increased year over year by $75 million or 7.5% in the second quarter of 2014 and by $118 million or 5.8% in the first six months of 2014. EBITDA excluding restructuring and other like costs increased year over year by $47 million or 4.5% in the second quarter of 2014 and by $87 million or 4.2% in the first six months of 2014. These increases reflected growth in wireless network revenues and wireline data revenues. Consolidated EBITDA, excluding Public Mobile, was $1,075 million in the second quarter and $2,162 million in the first six months of 2014, an increase of 7.8% and 6.4%, respectively, from the comparable periods in 2013.

•                  Operating income increased year over year by $77 million or approximately 14% in the second quarter of 2014 and by $108 million or 9.5% in the first six months of 2014. The increase in the second quarter of 2014 resulted from year-over-year EBITDA growth and a slight decrease in total depreciation and amortization expenses. The increase during the first six months of 2014 was due to year-over-year EBITDA growth, partly offset by an increase in total depreciation and amortization expenses for the six month period.

•                  Income before income taxes increased year over year by $94 million or 22% in the second quarter of 2014 and by $119 million or 13% in the first six months of 2014. Higher operating income was partly offset by an increase in financing costs from our 2013 and 2014 re-financing activities. The higher 2014 financing costs resulted from an increase in average long-term debt balances outstanding, partly offset by lower employee defined benefit plan net interest. The financing costs in 2013 included a $23 million expense before income taxes for the early redemption of Series CF Notes in May 2013.

•                  Income taxes decreased year over year by $1 million or 0.7% in the second quarter of 2014. In the first six months of 2014, income taxes increased by $9 million or 3.5%, primarily reflecting higher pre-tax income. Income taxes in the first six months of 2013 included a second quarter $22 million adjustment to revalue deferred income tax liabilities, as a result of the increase in the B.C. provincial corporate income tax rate, from 10% to 11% retroactive to April 1, 2013.

•                  Net income increased year over year by $95 million or 33% in the second quarter of 2014 and by $110 million or 17% in the first six months of 2014. Excluding Public Mobile, net income increased by $98 million or 34% in the second quarter of 2014 and by $122 million or 19% in the first six months of 2014. Excluding restructuring and other like costs, the May 2013 long-term debt prepayment premium and income tax-related adjustments, net income increased year over year by $33 million or 9.3% in the second quarter of 2014 and by $51 million or 7.1%, in the first six months of 2014.

Analysis of Net income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Net income	381	286	33.2%	758	648	17.0%
Add back (deduct):
Restructuring and other like costs, after income taxes	8	29	(72.4)%	14	37	(62.2)%
Long-term debt prepayment premium, after income taxes	—	17	n/m	—	17	n/m
Unfavourable (favourable) income tax-related adjustments (see Section 5.2)	(2)	22	n/m	(2)	17	n/m
Net income excluding the above items	387	354	9.3%	770	719	7.1%

•                  Basic earnings per share (EPS) increased year over year by $0.18 or 41% in the second quarter of 2014 and by $0.23 or 23% in the first six months of 2014. Excluding restructuring and other like costs, the May 2013 long-term debt prepayment premium and income tax-related adjustments, our basic EPS increased year over year by approximately $0.09 or 17% in the second quarter of 2014 and by $0.14 or 13% in the first six months of 2014. The impact of Public Mobile on basic EPS was $NIL in the second quarter of 2014 and an increase of approximately $0.02 in the first six months of 2014. The reduction in the number of shares from our 2014 NCIB program contributed approximately $0.04 to the year-over-year increase in basic EPS in the second quarter and $0.08 in the first six months of 2014, with the balance driven by higher EBITDA.

Analysis of basic EPS ($)

	Second quarters ended June 30			Six-month periods ended June 30
	2014	2013	Change	2014	2013	Change
Basic EPS	0.62	0.44	40.9%	1.22	0.99	23.2%
Add back:
Restructuring and other like costs after income taxes, per share	0.01	0.04	(75.0)%	0.02	0.06	(5.6)%
Long-term debt prepayment premium after income taxes, per share	—	0.03	n/m	—	0.03	n/m
Unfavourable income tax-related adjustments, per share (see Section 5.2)	—	0.03	n/m	—	0.02	n/m
Basic EPS excluding the above items	0.63	0.54	16.7%	1.24	1.10	12.7%

•                  Dividends declared per equity share were $0.38 in the second quarter of 2014, up 12% from the second quarter of 2013. On August 6, 2014, the Board declared a third quarter dividend of $0.38 per share on the issued and outstanding Common Shares of the Company, payable on October 1, 2014, to shareholders of record at the close of business on September 10, 2014. The third quarter dividend increased by $0.04 per share or 12% from the $0.34 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3.

•                  Effects of the acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets. The investment was made with the objective of growing our wireless segment operations, including acquiring additional spectrum licences. The migration of Public Mobile customers to our 4G network commenced in May 2014 and is expected to be complete in the third quarter of 2014.

The contribution of Public Mobile to our financial results in the three-month and six-month periods ended June 30, 2014 increased wireless revenues by $25 million in the second quarter of 2014 and by $49 million in the first six months of 2014, decreased wireless EBITDA by $2 million in the second quarter of 2014 and by $12 million in the first six months of 2014, and reduced net income by $3 million in the second quarter of 2014 with no impact on earnings per share, and by $12 million in the first six months of 2014 or approximately $0.02 per share.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 2.21 times at June 30, 2014, up from 1.97 times at March 31, 2014, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs. Our long-term policy guideline range for this ratio is from 1.50 to 2.00 times. At the end of the second quarter of 2014, this ratio was outside of the long-term policy guideline range due to the funding of the purchase of the 700 MHz spectrum licences. We expect to return to the policy guideline range in the medium term, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings.

While the ratio temporarily exceeds our long-term policy guideline, we are meeting our revolving credit facility covenants, which include a requirement that we not permit TELUS’ consolidated Leverage Ratio (as defined in the credit facility) to exceed 4:00 to 1:00.

•                  Cash provided by operating activities increased year over year by $148 million in the second quarter and by $17 million in the first six months of 2014. The increases resulted mainly from increased consolidated EBITDA and lower contributions to employee defined benefit plans, partly offset by working capital and other net changes.

•                  Cash used by investing activities increased year over year by $1.0 billion in the second quarter and by $1.3 billion in the first six months of 2014, mainly due to increased capital expenditures and the payment for the 700 MHz spectrum licences. Capital expenditures (excluding spectrum licences) increased year over year by $125 million in the second quarter and by $154 million in the six-month period, mainly due to our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives and our growing subscriber base, to enhance our network coverage, speed and capacity, and ready the network and systems for future retirement of legacy assets.

•                  Cash provided by financing activities increased year over year by $610 million in the second quarter, reflecting a net increase in long-term debt issued, partly offset by purchases of Common Shares under our 2014 NCIB and dividend payments. In the first six months of 2014, cash provided by financing activities was $612 million, compared to cash used by financing activities of $221 million in the first six months of 2013, with the increase reflecting the same factors as those discussed for the second quarter, partly offset by a reduction in short-term borrowings (see Section 7.4).

In the first six months of 2014, we returned more than $795 million in cash to shareholders, consisting of $446 million in dividends paid and $349 million in share purchases pursuant to our 2014 NCIB. For additional details on our multi-year dividend growth program and multi-year share purchase programs, see Section 4.3 and Section 7.4.

Pursuant to an August 7, 2014, exercise of our right to do so, on September 8, 2014, all of our 5.95% Notes, Series CE, will be redeemed. Assuming that the redemption is completed, the long-term debt prepayment premium to be recorded in the three-month period ended September 30, 2014, is estimated to be approximately $13 million before income taxes.

•                  Free cash flow was $210 million in the second quarter of 2014 and $501 million in first six months of 2014, reflecting a year over year increase of $18 million for the quarter and a decrease of $49 million for the six-month period of 2014. The increase in the quarter resulted mainly from EBITDA growth and lower employer contributions to employee defined benefit plans, partly offset by higher capital expenditures (excluding spectrum licences) and income tax payments. The decrease for the six-month period reflects higher capital expenditures (excluding spectrum licences) and income tax payments, partly offset by EBITDA growth.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Our core business was described in our annual 2013 MD&A.

Strategic imperatives

Since 2000, we have maintained a consistent strategic intent to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada, supported by our international contact centres and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. These six strategic imperatives continue to guide our actions and continue to contribute to the achievement of our financial goals. To advance these long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year, as further described in Section 3.

Focusing relentlessly on the growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $2.5 billion in the second quarter of 2014, up by $163 million or 7.1% from the same period in 2013, while wireline voice and other revenues and other operating income were $473 million, down $35 million or 6.9% year over year. Wireless revenues and wireline data revenues combined represented 84% of TELUS’ consolidated revenues for the first six months of 2014, up 3 percentage points over the same period a year ago.

Providing integrated solutions that differentiate TELUS from its competitors

In June 2014, the Canadian Association of Chiefs of Police (CACP) honoured TELUS by passing a motion to officially endorse TELUS WISE (Wise Internet and Smartphone Education), a unique educational program focused on helping Canadian families stay safe online. The program materials and resources are available to families through policing services and via other TELUS WISE partners including: the Amanda Todd Foundation, Bullying.org, Canadian Centre for Child Protection, Hockey Canada, MediaSmarts, and PREVNet.

Consistent with our commitment to Give Where We Live and to put our technology to work for the community, we have partnered with Doctors of the World Canada to launch the first-ever mobile medical clinic in Montreal in June 2014. The mobile clinic is equipped with TELUS Health’s EMR technology, which will enable the clinic to offer medical care in Montreal.

In May 2014, we launched Business Optik TV to small business customers in Alberta and B.C. With Business Optik TV, we can now serve the office phone, Internet, TV and mobility needs of small businesses. Business Optik TV is intended for small hospitality companies and businesses with waiting rooms. It includes a wide selection of channels with up to 90 in high definition.

Also in May 2014, Interbrand, an international brand consultancy firm, released its Best Canadian Brands report and TELUS made the top 10 list for the first time. Interbrand recognized that our customers first approach is differentiating us, noting that TELUS is a “telecom trailblazer that is reshaping consumer expectations”. Interbrand reported that our brand value increased 46 per cent this year to $2.9 billion compared to 2012, the second highest increase of any other Canadian companies measured.

Building national capabilities across data, IP, voice and wireless

In 2014, we continue investing in our broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability, to increase available Internet speed and capacity, connect more homes and businesses to high-speed Internet and extend the reach of Optik TV.

During the quarter, we have commenced the deployment of recently acquired 700 MHz wireless spectrum which will enable us to continue to deliver enhanced mobile broadband connectivity to all TELUS customers nationwide, building on our existing national 4G LTE network. The deployment of this spectrum will assist us in continuing to deliver network speed, capacity and coverage to our customers, expand our LTE coverage into rural areas, and further enhance our coverage in urban areas.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and to focus TELUS resources on the core business

In April 2014, Data & Audio-Visual Enterprises Holdings Inc. (Mobilicity) announced a proposed going-concern transaction in which TELUS would acquire Mobilicity subject to certain conditions. In May 2014, the agreement with Mobilicity was terminated.

Going to the market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 has been to put our customers first as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve. For the third consecutive year, Koodo Mobile placed highest in customer satisfaction for a stand-alone carrier, according to the 2014 Canadian Wireless Total Ownership Experience Study released by J.D. Power in May 2014.

Our four customer commitments that underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

3.              Corporate priorities for 2014

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2014

Deliver on TELUS’ future friendly® brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities

Strengthening our operational reliability, efficiency and effectiveness

Increasing our competitive advantage through reliable and client-centric technology leadership

Driving TELUS’ leadership position in its chosen business and public sector markets

Advancing TELUS’ leadership position in healthcare information management.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

For a full discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our annual 2013 MD&A. The following discussion reflects changes that occurred in the second quarter of 2014.

In 2014, we continue to deliver leading customer churn on a global basis. The second quarter of 2014 represents our fourth consecutive quarter of postpaid churn rates below one per cent, matching our lowest churn rates recorded in the second quarter of 2006, further exemplifying the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Wireless segment

In 2014, we acquired 700 MHz wireless spectrum which, following deployment, we will begin to operationalize for the benefit of our customers later in the year. At June 30, 2014, our 4G LTE network covered more than 84% of Canada’s population, up from more than 74% of the population covered at June 30, 2013. Outside of LTE coverage areas, LTE devices we offer also operate on our HSPA+ network, which covered 99% of the population at June 30, 2014.

In July 2014, the federal government took another step in its effort to create a fourth national wireless operator by setting aside spectrum for smaller carriers in the recently announced AWS-3 spectrum auction.

Wireline segment

We continue to invest in urban and rural communities with commitments to deliver network capabilities to as many Canadians as possible. During the second quarter of 2014, we expanded our fibre footprint by connecting more homes and businesses directly to fibre, increased broadband Internet speeds, and expanded our IPTV video-on-demand library, high-definition content and enhanced marketing of data products and bundles. We will also continue to invest in our state-of-the art IDCs, creating an advanced and regionally diverse computing infrastructure in Canada. At June 30, 2014, our high-speed broadband coverage reached more than 2.8 million households in B.C., Alberta and Eastern Quebec, as compared to approximately 2.5 million households at June 30, 2013.

4.2 Operational resources

For a discussion of our Operational resources, please refer to Section 4.2 of our annual 2013 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Common Shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratio. See descriptions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares under our multi-year dividend growth program

•                  On May 7, 2014, a second quarter dividend of $0.38 per share was declared on our issued and outstanding Common Shares, which was paid on July 2, 2014, to shareholders of record at the close of business on June 10, 2014. The second quarter dividend for 2014 reflected an increase of 12% from the $0.34 per share dividend paid in July 2013.

•                  On August 6, 2014, our Board of Directors declared a third quarter dividend of $0.38 per share on the issued and outstanding Common Shares of the Company, payable on October 1, 2014, to shareholders of record at the close of business on September 10, 2014. This third quarter dividend reflects an increase of $0.04 or 12% from the $0.34 per share dividend one year earlier, consistent with our plan for an annual increase of circa 10% to 2016.

Purchase TELUS Common Shares for cancellation under our multi-year share purchase programs

•                  On December 12, 2013, the TSX approved our NCIB to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases are made through the facilities of the TSX, the NYSE and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represented approximately 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX, and shares will be purchased only when and if we consider it advisable. Pursuant to TSX rules, the maximum number of Common Shares that we may purchase during the same trading day on the TSX is 421,589 (being 25% of the average daily trading volume of TELUS Common Shares for the six-month period preceding the date of the NCIB notice to the TSX), subject to certain exceptions for block purchases. As of July 31, 2014, we have purchased approximately 10.7 million Common Shares for cancellation for $410 million, at an average price of $38.34 per share under this NCIB.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase shares under our NCIB during internal blackout periods when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be at the sole discretion of the broker based on parameters established by TELUS prior to any blackout period, in accordance with TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. The ASPP has been approved by the TSX, was implemented on January 2, 2014, and may be implemented from time to time thereafter. All other purchases under the NCIB will be at the discretion of the Company.

•                  There can be no assurance that we will complete our 2014 NCIB or renew the NCIB program for 2015 and 2016. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  We increased outstanding commercial paper from $626 million at March 31, 2014, to $697 million at June 30, 2014 for general corporate purposes. The balance at December 31, 2013 was $NIL.

•                  Proceeds from securitized trade receivables were unchanged at $100 million in the second quarter of 2014, compared to the first quarter of 2014.

Maintain compliance with financial objectives, policies and guidelines

From time to time, we may be outside of our long-term policy guidelines but endeavour to return to the policy guideline range, as we believe it to be supportive of maintaining our investment grade credit ratings.

•                  Maintain investment grade credit ratings in the range of BBB+ to A-, or the equivalent — On August 7, 2014, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA excluding restructuring and other like costs ratio of 1.50 to 2.00 times — See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

Our operating and reportable segments are wireless and wireline. Segmented information in Note 5 of our interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Operating revenues	2,951	2,895	2,948	2,874	2,826	2,756	2,851	2,774
Operating expenses
Goods and services purchased	1,268	1,222	1,349	1,237	1,222	1,154	1,330	1,222
Employee benefits expense	610	596	648	602	606	568	603	562
Depreciation and amortization	444	463	461	445	446	451	478	461
Total operating expenses	2,322	2,281	2,458	2,284	2,274	2,173	2,411	2,245
Operating income	629	614	490	590	552	583	440	529
Financing costs	115	102	110	109	132	96	96	96
Income before income taxes	514	512	380	481	420	487	344	433
Income taxes	133	135	90	125	134	125	81	110
Net income and Net income attributable to equity shares	381	377	290	356	286	362	263	323
Net Income per equity share (1)
– Basic	0.62	0.61	0.47	0.56	0.44	0.56	0.40	0.49
– Diluted	0.62	0.60	0.46	0.56	0.44	0.55	0.40	0.49
Dividends declared per equity share (1)	0.38	0.36	0.36	0.34	0.34	0.32	0.32	0.305
Additional information
EBITDA (2)	1,073	1,077	951	1,035	998	1,034	918	990
Restructuring and other like costs included in EBITDA (2)	11	8	33	15	39	11	19	3
EBITDA — excluding restructuring and other like costs (2)	1,084	1,085	984	1,050	1,037	1,045	937	993
Free cash flow (2)	210	291	136	365	192	358	263	426

(1)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(2)         See Section 11.1 Non-GAAP financial measures.

Trends

The consolidated revenue trend continues to reflect: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and higher data usage; (ii) wireless equipment revenue that has generally increased year-over-year from increasing sales of higher value smartphones; (iii) year-over-year growth in wireline data revenues driven by Internet and enhanced data services, TV and business process outsourcing services, which exceeded the decline in legacy wireline voice and other revenues; and (iv) increased TELUS Health revenues.

Increasing wireless network revenues reflect growth in data revenue from subscriber growth, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the proliferation of smartphones, tablets and other wireless devices, expansion of networks, as well as greater use of applications and other wireless data, partly offset by increased use of data sharing plans. Data revenue growth also reflects increased roaming volumes offset by lower roaming rates from more competitive roaming packages. Consequently, monthly blended ARPU has increased year over year for 15 consecutive quarters. The data revenue growth trend is affected by competitive pressures driving bigger allotments of data provided in rate plans, including data sharing, and an increasing number of unlimited-messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which are expected to impact future revenue trends and costs of acquisition and retention, including subscribers optimizing unlimited talk and text and shared data plans, and potentially increase the frequency with which subscribers update their devices and services. As contracts signed before July 2013 expire and subscribers can only renew on the maximum two-year contracts, blended ARPU is expected to increase over time. However, the outcome is highly dependent on competitor and consumer behaviour, device selection and other factors.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter due to continued competitive intensity and seasonal loading. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters due to increased vacation season usage and roaming, and seasonal sequential declines in the fourth and first quarters.

The trend of increasing wireline data revenue reflects growth in Internet and enhanced data services, the continuing but moderating expansion of the TELUS TV subscriber base (up 16% in the 12-month period ended June 30, 2014) and rate increases, as well as business process outsourcing and TELUS Health services. Growth in Internet revenues includes expansion of the TELUS high-speed Internet subscriber base (up 5.6% in the 12-month period ended June 30, 2014) as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the small and medium business market, as well as conversion of voice lines to IP services.

The trend in the goods and services purchased expense reflects increasing content costs for the growing TELUS TV subscriber base, increased wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, and higher network operating costs for the growing wireless subscriber base.

The trend in employee benefits expense reflects increases in compensation and in wireless full-time equivalent employees to support growing subscriber base, offset by higher capitalized labour associated with increased capital expenditures, as described in Section 7.3. Employee benefits include restructuring and other like costs which tend to fluctuate quarter to quarter.

The general trend of sequential decreases in depreciation and amortization is a result of adjustments related to our continuing program of asset life studies, partly offset by growth in capital assets from acquisitions and the expansion of our broadband footprint and the LTE network coverage.

Financing costs in the second quarter of 2013 include a $23 million long-term debt prepayment premium. In addition, financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in net income reflects the items noted above, as well as adjustments arising from legislated income tax changes, settlements and income tax reassessments for prior years, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our NCIB programs.

Income tax-related adjustments

	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Net income impact ($ millions)	2	—	12	2	(22)	5	10	3
Basic EPS impact ($)	—	—	0.02	—	(0.03)	0.01	0.02	—

The trend in cash provided by operating activities reflects growth in EBITDA, net of higher interest and income tax payments. The trend in free cash flow also reflects the factors in cash provided by operating activities, as well as increasing capital expenditures (excluding spectrum licences), but excludes the effects of certain working capital changes, such as trade accounts receivable and trade accounts payable.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Service	2,749	2,633	4.4%	5,451	5,215	4.5%
Equipment	189	177	6.8%	361	338	6.8%
Service and equipment revenues	2,938	2,810	4.6%	5,812	5,553	4.7%
Other operating income	13	16	(18.8)%	34	29	17.2%
	2,951	2,826	4.4%	5,846	5,582	4.7%

Consolidated operating revenues increased year over year by $125 million in the second quarter of 2014 and $264 million in the first six months of 2014.

•                  Service revenue increased year over year by $116 million in the second quarter of 2014 and $236 million in the first six months of 2014, reflecting growth in the subscriber base, higher data usage from continued adoption of smartphones and other data-centric wireless devices and increased data roaming volumes, higher TV and Internet services from subscriber growth as well as increased business process outsourcing and TELUS Health services revenue, partly offset by lower roaming rates and declines in legacy wireline voice revenues.

•                  Equipment revenue increased year over year by $12 million in the second quarter of 2014 and $23 million in the first six months of 2014. Wireless equipment revenues increased year over year by $8 million in the second quarter and $16 million in the six-month period, as a result of a higher proportion of more expensive smartphones in the sales mix. Wireline equipment revenues increased year over year by $4 million in the second quarter and by $7 million for the six month-period as a result of subscriber additions.

•                  Other operating income decreased year over year by $3 million in the second quarter of 2014 and increased year over year by $5 million in the first six months of 2014. The increase in the first six months of 2014 was due to gains on investments.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased	1,268	1,222	3.8%	2,490	2,376	4.8%
Employee benefits expense	610	606	0.7%	1,206	1,174	2.7%
Depreciation	348	344	1.2%	694	691	0.4%
Amortization of intangible assets	96	102	(5.9)%	213	206	3.4%
	2,322	2,274	2.1%	4,603	4,447	3.5%

Consolidated operating expenses increased year over year by $48 million in the second quarter of 2014 and $156 million in the first six months of 2014.

•                  Goods and services purchased increased year over year by $46 million in the second quarter of 2014 and $114 million in the first six months of 2014. The increases reflect higher programming costs for TELUS TV services, wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, an increase in network and support costs for the growing wireless subscriber base, and higher cost of sales within TELUS Health associated with higher revenue, net of lower wireless subscriber additions and reduced wireline external labour requirements.

•                  Employee benefits expense increased year over year by $4 million in the second quarter of 2014 and $32 million in the first six months of 2014, mainly due to higher compensation and benefit costs, an increase in the number of wireless full-time equivalent employees to provide customer service and technical support and employees from business acquisitions, partly offset by lower restructuring and other like costs for operational efficiency initiatives and higher capitalized labour.

•                  Depreciation increased year over year by $4 million in the second quarter of 2014 and $3 million in the first six months of 2014 due to growth in capital assets (such as broadband and TV-related assets, the wireless LTE network and IDCs), partly offset by the impact of our continuing program of asset life studies.

•                 Amortization of intangible assets decreased year over year by $6 million in the second quarter of 2014 and increased by $7 million in the first six months of 2014. The decrease in the quarter reflects $19 million of software asset life adjustments arising from our continuing program of asset life studies, partly offset by $13 million growth in intangible asset base. The year-over-year increase in the first six months of 2014 primarily reflects $21 million growth in administrative and network software assets, partly offset by an adjustment resulting from our continuing program of asset life studies.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Operating income	629	552	13.9%	1,243	1,135	9.5%

Operating income increased year over year by $77 million in the second quarter of 2014 and $108 million in the first six months of 2014. In the second quarter, this was composed of increases in wireless EBITDA of $42 million and wireline EBITDA of $33 million and a reduction in total depreciation and amortization expenses. Higher operating income in the first six months of 2014 was composed of increases in wireless EBITDA of $66 million and wireline EBITDA of $52 million, partly offset by a $10 million increase in total depreciation and amortization expenses, as explained above.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Interest expenses, excluding long-term debt prepayment premium	113	100	13.0%	215	189	13.8%
Long-term debt prepayment premium	—	23	n/m	—	23	n/m
Employee defined benefit plans net interest	—	14	n/m	1	27	(96.3)%
Interest (income) and foreign exchange (gains) or losses	2	(5)	(140.0)%	1	(11)	n/m
	115	132	(12.9)%	217	228	(4.8)%

Financing costs decreased year over year by $17 million in the second quarter of 2014 and $11 million in the first six months of 2014, mainly due to a decrease in employee defined benefit plans net interest and a long-term debt prepayment premium expense occurring only in the 2013 periods. Also, our re-financing activities in the second and fourth quarters of 2013 and in 2014 contributed to a lower composite effective interest rate, partly offset by an increase in average debt balances outstanding. These re-financing activities reduced near-term long-term debt re-financing risk by extending our average term-to-maturity of long-term debt (excluding commercial paper) to approximately 10 years at June 30, 2014, from 8.8 years one year earlier. Our weighted-average interest rate on long-term debt (excluding commercial paper) was 4.89% at June 30, 2014, as compared to 5.07% one year earlier. TELUS’ short-term commercial paper issuance is back-stopped by a committed term credit facility which expires May 31, 2019. For additional details, see Long-term debt issues and repayments in Section 7.4.

•                  Interest expenses increased year over year by $13 million in the second quarter of 2014 and $26 million in the first six months of 2014, mainly due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate.

•                  Long-term debt prepayment premium in 2013 is a $23 million expense before income taxes resulting from our redemption in May 2013 of $700 million of 4.95% Notes, Series CF one year ahead of their original maturity.

•                  Employee defined benefit plans net interest is calculated for the periods in 2014 and 2013 based on the net defined benefit surplus at December 31, 2013 and the net defined benefit deficit at December 31, 2012. The decrease in 2014 reflects the net employee defined benefit pension plan deficit moving to a nominal surplus due to strong returns, and the application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions. See Note 14 of our annual 2013 consolidated financial statements for assumptions.

•                  Interest income and foreign exchange gains or losses fluctuate from period to period. Interest income was $NIL in the second quarter and $1 million in the first six months of 2014, as compared to $3 million in the second quarter and $7 million in the first six months of 2013. The balance in the second quarter and six months of 2014 was a net foreign exchange loss and interest on income tax refunds.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2014	2013	Change		2014	2013	Change
Basic blended income tax at weighted average statutory income tax rates	135	111	21.6%		269	236	14.0%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	22	n/m		—	22	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ income tax issues	(2)	—	n/m		(2)	(1)	100.0%
Other	—	1	n/m		1	2	(50.0)%
	133	134	(0.7)%		268	259	3.5%
Blended statutory tax rates (%)	26.3	26.4	(0.1	)pts.	26.2	26.1	0.1	pts.
Effective tax rates (%)	25.9	31.9	(6.0	)pts.	26.1	28.6	(2.5	)pts.

Basic blended income tax at weighted-average statutory income tax rates increased year over year by $24 million in the second quarter and $33 million in the first six months of 2014 due to growth in pre-tax income.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Net income	381	286	33.2%	758	648	17.0%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(9)	(11)	(18.2)%	(3)	(8)	(62.5)%
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	59	(77)	n/m	221	91	n/m
Comprehensive income	431	198	118.0%	976	731	33.5%

Comprehensive income increased year over year by $233 million in the second quarter of 2014 and $245 million in the first six months of 2014, primarily due to an increase in net income of $95 million in the second quarter and $110 million in the first six months of 2014. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At June 30	2014	2013	Change
Subscribers (1) (000s)
Postpaid	6,877	6,627	3.8%
Prepaid	999	1,079	(7.4)%
Total	7,876	7,706	2.2%
Postpaid proportion of subscriber base (1)(2)(%)	87.3	86.0	1.3	pts.
HSPA+ population coverage (3) (millions)	35.2	34.8	1.1%
LTE population coverage (3) (millions)	29.8	26.0	14.6%

	Second quarters ended June 30				Six-month periods ended June 30
	2014	2013	Change		2014	2013	Change
Subscriber gross additions (1) (000s)
Postpaid	247	285	(13.3)%		481	545	(11.7)%
Prepaid	108	117	(7.7)%		212	231	(8.2)%
Total	355	402	(11.7)%		693	776	(10.7)%
Subscriber net additions (1) (000s)
Postpaid	78	100	(22.0)%		126	159	(20.8)%
Prepaid	(20)	(21)	4.8%		(56)	(47)	(19.1)%
Total	58	79	(26.6)%		70	112	(37.5)%
Blended ARPU, per month (1)(4) ($)	62.51	61.12	2.3%		61.87	60.63	2.0%
Churn, per month (1)(4) (%)
Blended	1.26	1.40	(0.14	)pts.	1.33	1.45	(0.12	)pts.
Postpaid	0.90	1.03	(0.13	)pts.	0.94	1.07	(0.13	)pts.
COA (5) per gross subscriber addition (1)(4) ($)	397	374	6.1%		386	371	4.1%
Retention spend to network revenue (1)(4) (%)	10.8	10.5	0.3	pts.	10.7	10.7	—	pts.

(1)         Where noted, wireless operating indicators exclude Public Mobile subscribers, which are all prepaid (acquired on November 29, 2013).

(2)         Effective with the second quarter of 2013 and on a prospective basis, M2M subscribers have been removed from the subscriber base to align with emerging industry practice. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Wireless segment revenues increased year over year by $95 million or 6.2% in the second quarter of 2014 and $179 million or 6.0% in the first six months of 2014, driven by 21% growth in data network revenue, partly offset by a decline in voice network revenue. Included in the total are Public Mobile’s network, equipment and other revenues of $25 million in the second quarter of 2014, and $49 million for the first six months of 2014.

Operating revenues — wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except ratios )	2014	2013	Change		2014	2013	Change
Network revenues	1,478	1,393	6.1%		2,921	2,764	5.7%
Equipment and other	126	117	7.7%		238	218	9.2%
External operating revenues	1,604	1,510	6.2%		3,159	2,982	5.9%
Intersegment network revenue	13	12	8.3%		26	24	8.3%
Total operating revenues (1)	1,617	1,522	6.2%		3,185	3,006	6.0%
Total operating revenues (excluding Public Mobile)	1,592	1,522	4.6%		3,136	3,006	4.3%
Data revenue to network revenues (%)	49	43	6	pts.	48	43	5	pts.

(1) Includes Public Mobile revenues of $25 in the second quarter of 2014 and $49 in the first six months of 2014. Second quarter revenues are composed of network revenues of $22 and equipment and other revenues of $3. Revenues for the first six months of 2014 consist of network revenues of $43 and equipment and other revenues of $6.

Network revenues from external customers increased year over year by $85 million in the second quarter of 2014 and $157 million in the first six months of 2014. Network revenues, excluding Public Mobile, were $1,456 million in the second quarter of 2014 and $2,878 million for the first six months of 2014, an increase of $63 million and $114 million when compared to the same periods in 2013. Data network revenue, excluding Public Mobile, increased year over year by 20% in the second quarter of 2014 and 19% in the first six months of 2014. The increases reflect growth in the subscriber base, higher data usage from continued adoption of smartphones and other data-centric wireless devices, the expansion of our LTE network coverage, greater use of applications and other wireless data and increased data roaming volumes, partly offset by increased use of data sharing plans, and lower roaming rates from more competitive U.S. roaming packages. Voice network revenue, excluding Public Mobile, decreased year over year by 7.7% in the second quarter of 2014 and 6.6% in the first six months of 2014. The decline in voice revenue is due to the increased adoption of unlimited nationwide voice plans, combined with a lower overall voice usage, as well as continued but moderating substitution to data services and features.

•                  Monthly blended ARPU, excluding Public Mobile, was $62.51 in the second quarter of 2014 and $61.87 in the first six months of 2014, reflecting a $1.39 or 2.3% year-over-year increase in the quarter and a $1.24 or 2.0% year-over-year increase for the six-month period. The increases were due to growth in data usage, increased wholesale roaming revenues, higher average monthly rates under the new two-year plans and a more favourable postpaid subscriber mix.

•                  Gross subscriber additions, excluding Public Mobile, were 355,000 in the second quarter, reflecting a year-over-year decrease of 47,000, while gross additions were 693,000 in the first six months of 2014, reflecting a year-over-year decrease of 83,000. Postpaid gross additions were 247,000 in the second quarter of 2014 and 481,000 in the first six months of 2014, reflecting year-over-year decreases of 38,000 in the quarter and 64,000 for the six-month period, due to slower market growth and customers optimizing their device plan choices, offset by higher tablet loading. Prepaid gross additions were 108,000 in the second quarter of 2014 and 212,000 in the first six months of 2014, reflecting year-over-year decreases of 9,000 in the quarter and 19,000 for the six-month period.

•                  Net subscriber additions, excluding Public Mobile, were 58,000 in the second quarter and 70,000 in the first six months of 2014, reflecting year-over-year decreases of 21,000 in the quarter and 42,000 for the six-month period. Postpaid net additions were 78,000 in the second quarter of 2014 and 126,000 in the first six months of 2014, reflecting year-over-year decreases of 22,000 in the quarter and 33,000 in the six-month period due to factors described in gross subscriber additions, partly offset by lower subscriber churn. Prepaid subscribers decreased by 20,000 in the second quarter of 2014 and by 56,000 in the first six months of 2014. Prepaid losses reflect conversions to postpaid services, as well as continued competitive intensity related to the lower entry cost of prepaid plans.

•                  Our average monthly postpaid subscriber churn rates were low at 0.90% in the second quarter and 0.94% in the first six months of 2014, as compared to 1.03% in the second quarter and 1.07% in the first six months of 2013. Our blended monthly subscriber churn rate, excluding Public Mobile, was 1.26% in the second quarter of 2014, and 1.33% for the first six months of 2014, as compared to 1.40% in the second quarter of 2013 and 1.45% in the first six months of 2013. The improvement in the blended churn rate resulted from our continuing customers first initiatives and Clear and Simple approach, which differentiate TELUS in an intensely competitive market, as well as a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased year over year by $9 million in the second quarter of 2014 and by $20 million in the first six months of 2014. Equipment and other revenues, excluding Public Mobile, increased by $6 million in the second quarter, and by $14 million in the first six months of 2014, mainly due to a higher proportion of smartphones in the sales mix, partly offset by lower gross subscriber additions.

•                  The smartphone adoption rate remained strong at 78% of postpaid gross additions in the second quarter of 2014 (72% in the second quarter of 2013). Smartphone subscribers represented 79% of the postpaid subscriber base at June 30, 2014, an increase from 71% in the same period last year. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies related to multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased:
Equipment sales expenses	315	299	5.4%	609	581	4.8%
Network operating expenses	195	173	12.7%	388	346	12.1%
Marketing expenses	96	99	(3.0)%	179	189	(5.3)%
Other (1)	140	125	12.0%	279	241	15.8%
Employee benefits expense (1)	163	160	1.9%	332	317	4.7%
Wireless operating expenses (2)	909	856	6.2%	1,787	1,674	6.8%
Wireless operating expenses (excluding Public Mobile)	882	856	3.0%	1,726	1,674	3.1%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP financial measures.

(2)         Includes Public Mobile-related operating expenses totalling $27 in the second quarter and $61 in the first six months of 2014.

Wireless segment expenses increased year over year by $53 million in the second quarter of 2014 and by $113 million in the first six months of 2014, when compared to the same periods in 2013. This includes Public Mobile operating expenses of $27 million in the second quarter and $61 million in the first six months of 2014. Wireless expenses, excluding Public Mobile, increased by $26 million in the second quarter and by $52 million in the first six months of 2014.

Equipment sales expenses increased year over year by $16 million in the second quarter of 2014 and by $28 million in the first six months of 2014. Excluding Public Mobile, the increase was $14 million for the second quarter and $25 million for the first six months of 2014, reflecting a high proportion of smartphones sold to new and existing customers.

•                  Retention costs as a percentage of network revenue, excluding Public Mobile, were 10.8% in the second quarter and 10.7% in the first six months of 2014, as compared to 10.5% in the second quarter and 10.7% in the first six months of 2013. The increase in the second quarter of 2014 was due to higher per-unit subsidy costs (including impacts of an appreciation of the U.S. dollar) and higher commissions due to a continued shift to higher cost smartphone devices.

•                  COA per gross subscriber addition, excluding Public Mobile, was $397 in the second quarter of 2014 and $386 for the first six months of 2014, reflecting increases of $23 and $15, respectively, from the same periods in 2013. The increases were mainly due to higher per-unit subsidy costs (including impacts of an appreciation of the U.S. dollar) and an increase in commissions due to a greater proportion of smartphones in the sales mix.

Network operating expenses increased year over year by $22 million in the second quarter and by $42 million in the first six months of 2014. Excluding Public Mobile, the increase was $12 million in the second quarter and $21 million in the first six months of 2014, as higher costs associated with LTE network expansion and higher data roaming volumes and expenses were partly offset by lower supplier licensing costs.

Marketing expenses decreased by $3 million year over year in the second quarter and by $10 million in first six months of 2014. Excluding Public Mobile, the decrease was $7 million in the first six months, as advertising expenses declined due to our ability to maintain promotional discipline as a result of our low churn levels.

Other goods and services purchased increased year over year by $15 million in the second quarter and by $38 million in the first six months of 2014. Excluding Public Mobile, the increase was $6 million in the second quarter and $17 million in the first six months of 2014, resulting from higher external labour costs and greater administrative expenses to support the growing subscriber base, partly offset by lower non-labour restructuring and other like costs.

Employee benefits expense increased year over year by $3 million in the second quarter and by $15 million in the first six months of 2014 due to higher compensation and benefit costs, including share-based compensation, as well as an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption, partly offset by lower labour-related restructuring and other like costs and higher capitalized labour. Excluding Public Mobile, we recorded a decrease of $3 million in the second quarter and an increase of $2 million in the first six months of 2014.

EBITDA — wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2014	2013	Change		2014	2013	Change
EBITDA (1)	708	666	6.3%		1,398	1,332	5.0%
Restructuring and other like costs included in EBITDA (2)	3	10	(70.0)%		6	14	(57.1)%
EBITDA — excluding restructuring and other like costs	711	676	5.2%		1,404	1,346	4.3%
EBITDA — excluding restructuring and other like costs (excluding Public Mobile) (3)	714	676	5.7%		1,416	1,346	5.2%
EBITDA margin (%)	43.8	43.7	0.1	pts.	43.9	44.3	(0.4	)pts.
EBITDA — excluding restructuring and other like costs margin (%)	44.0	44.4	(0.4	)pts.	44.1	44.8	(0.7	)pts.

(1)         Includes negative Public Mobile impact of $2 for the second quarter and $12 for the first six months of 2014.

(2)         Includes $NIL related to Public Mobile.

(3)         Includes negative Public Mobile impact, excluding restructuring, of $3 for the second quarter and $12 for the first six months of 2014.

Wireless EBITDA increased year over year by $42 million or 6.3% in the second quarter and by $66 million or 5.0% in the first six months of 2014. Wireless EBITDA, excluding Public Mobile, was $710 million in the second quarter of 2014, a year-over-year increase of 6.8% in the second quarter, and $1,410 million in the first six months of 2014, a year-over-year increase of 6.0%. Wireless EBITDA before restructuring and other like costs increased year over year by $35 million or 5.2% in the second quarter and by $58 million or 4.3% in the first six months of 2014. The increases in EBITDA reflect network revenue growth and lower acquisition costs, partly offset by higher data roaming costs and higher retention costs.

5.5 Wireline segment

Wireline operating indicators

At June 30 (000s)	2014	2013	Change
High-speed Internet subscribers	1,431	1,355	5.6%
TELUS TV subscribers	865	743	16.4%
Network access lines (NALs):
Residential	1,600	1,701	(5.9)%
Business	1,615	1,623	(0.5)%
Total NALs	3,215	3,324	(3.3)%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2014	2013	Change	2014	2013	Change
High-speed Internet subscriber net additions	15	13	15.4%	36	29	24.1%
TELUS TV subscriber net additions	23	31	(25.8)%	50	65	(23.1)%
Net NAL gains (losses):
Residential	(19)	(32)	40.6%	(43)	(66)	34.8%
Business	4	(6)	166.7%	4	(15)	126.7%
Total NALs	(15)	(38)	60.5%	(39)	(81)	51.9%

Operating revenues — wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Service and equipment revenues:
Data service and equipment	861	792	8.7%	1,703	1,556	9.4%
Voice local service	313	338	(7.4)%	634	678	(6.5)%
Voice long distance service	97	107	(9.3)%	189	208	(9.1)%
Other service and equipment	63	63	—	130	129	0.8%
	1,334	1,300	2.6%	2,656	2,571	3.3%
Other operating income	13	16	(18.8)%	31	29	6.9%
External operating revenues	1,347	1,316	2.4%	2,687	2,600	3.3%
Intersegment revenue	44	42	4.8%	85	83	2.4%
Total operating revenues	1,391	1,358	2.4%	2,772	2,683	3.3%

Total wireline segment revenues increased year over year by $33 million or 2.4% in the second quarter of 2014 and by $89 million or 3.3% in the first six months of 2014, driven by continued growth in data revenue, partly offset by ongoing declines in legacy voice revenues.

Service and equipment revenues increased year over year by $34 million or 2.6% in the second quarter of 2014 and by $85 million or 3.3% in the first six months of 2014.

•                  Data service and equipment revenues increased year over year by $69 million in the second quarter of 2014 and by $147 million in the first six months of 2014, primarily due to: (i) increased Internet and enhanced data service revenues due to a 5.6% increase in high-speed Internet subscribers over 12 months, higher revenue per customer in part from certain rate increases and subscribers coming off of introductory promotional offers, and business service growth; (ii) increased TELUS TV revenues resulting from a 16% subscriber growth over 12 months and higher revenue per customer; (iii) growth in business process outsourcing services, and (iv) increased TELUS Health revenues.

•                  Net additions of high-speed Internet subscribers increased in the second quarter of 2014 when compared to the second quarter of 2013, resulting from expansion of our high-speed broadband footprint, a pull-through impact due to the continued adoption of Optik TV, increasing broadband speeds and improvements in our customer churn rate. Net additions of TELUS TV subscribers declined in the second quarter of 2014 and first six months of 2014, as expansion of our addressable high-speed broadband footprint, increasing broadband speeds, improvements in our customer churn rate were offset by the effects of slower market growth. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, combined with bundling these services together, have resulted in a combined subscriber growth of approximately 9% over the last 12 months.

•                  Voice local service revenue decreased year over year by $25 million in the second quarter of 2014 and by $44 million in the first six months of 2014 due to the ongoing decline in legacy revenues from technological substitution and competition for subscribers, resulting in a 3.3% decline in NALs in the last 12 months.

•                  Residential NAL losses of 19,000 in the second quarter and 43,000 in the first six months of 2014 improved from 32,000 NAL losses in the second quarter of 2013, and 66,000 NAL losses in the first six months of 2013 due to our continuing customers first initiatives and service bundle offers. The declines in residential NAL losses reflect the ongoing but moderating trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

•                  Business NAL gains of 4,000 in the second quarter and first six months of 2014 marked an improvement in the losses experienced sequentially in prior quarters and reflect implementation of voice and data services for several customers. Business NAL gains in the second quarter and first six months of 2014 improved from losses of 6,000 and 15,000, respectively, when compared to the same periods in 2013.

•                  Voice long distance service revenue decreased year over year by $10 million in the second quarter of 2014 and by $19 million in the first six months of 2014, as a result of technological substitution to wireless and Internet-based services, loss of NALs and the trend of lower long distance minutes of use.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses.

Operating expenses — wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased (1)	579	580	(0.2)%	1,146	1,126	1.8%
Employee benefits expense (1)	447	446	0.2%	874	857	2.0%
Total operating expenses	1,026	1,026	—	2,020	1,983	1.9%

(1) Includes restructuring and other like costs. See Section 11.1 Non-GAAP financial measures.

Total wireline operating expenses were flat year over year in the second quarter of 2014 and increased year over year by $37 million in the first six months of 2014.

Goods and services purchased decreased by $1 million year over year in the second quarter of 2014 and increased by $20 million in the first six months of 2014. The increase in the first six months of 2014 was due to growth in subscriber base, higher TV content rates, and costs associated with increased TELUS Health services revenue, partly offset by lower external labour requirements.

Employee benefits expense increased year over year by $1 million in the second quarter and by $17 million in the first six months of 2014 due to higher compensation and benefit costs, including higher share-based compensation expenses, partly offset by lower restructuring and other like costs and a decrease in domestic and international full-time equivalent staff over the past year, resulting from our ongoing operational efficiency initiatives.

EBITDA — wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2014	2013	Change		2014	2013	Change
EBITDA	365	332	9.8%		752	700	7.3%
Restructuring and other like costs included in EBITDA	8	29	(72.4)%		13	36	(63.9)%
EBITDA — excluding restructuring and other like costs	373	361	3.1%		765	736	3.7%
EBITDA margin (%)	26.2	24.5	1.7	pts.	27.1	26.1	1.0	pts.
EBITDA — excluding restructuring and other like costs margin (%)	26.8	26.6	0.2	pts.	27.6	27.5	0.1	pts.

Wireline EBITDA increased year over year by $33 million in the second quarter of 2014 and by $52 million in the first six months of 2014, while EBITDA before restructuring and other like costs increased year over year by $12 million in the second quarter of 2014 and by $29 million in the first six months of 2014. This resulted mainly from improvements in high-speed Internet, enhanced data and TELUS TV revenues due to subscribers coming off of introductory rates, certain rate increases and subscriber growth, as well as savings from our operational efficiency initiatives, net of higher TV programming costs. EBITDA margin increased during the second quarter and for the first six months of 2014 compared to the same periods in prior year, due to continued revenue growth and ongoing operational efficiency initiatives, partly offset by declines in high-margin legacy voice services.

6.              Changes in financial position

Financial position at:	Jun. 30,	Dec. 31,
($ millions)	2014	2013	Changes		Changes include:
Current assets
Cash and temporary investments, net	57	336	(279)	(83)%	See Section 7 Liquidity and capital resources.
Accounts receivable	1,360	1,461	(101)	(7)%	A decrease in days outstanding in wireless and wireline receivables, offset by an increase in operating revenues
Income and other taxes receivable	61	32	29	91%	Reflects income tax instalments paid, in excess of income taxes accrued
Inventories	287	326	(39)	(12)%

Primarily a seasonal decrease in wireless handsets, parts and accessories, due to a decrease in units on hand, partly offset by an increase in the average wireless handset cost resulting from a higher-value mix of smartphones

Prepaid expenses	312	168	144	86%	Includes prepayment of statutory employee benefits, property taxes, wireless licence fees, and maintenance contracts
Derivative assets	12	6	6	100%	Fair value adjustments to operational hedges and hedges of restricted share units.
Current liabilities
Short-term borrowings	105	400	(295)	(74)%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,740	1,735	5	—	—
Income and other taxes payable	4	102	(98)	(96)%	Current income tax expense in the six-month period, offset by last instalment payment of 2013 income taxes and payments of 2014 tax instalments
Dividends payable	234	222	12	5%	Primarily reflects an increase in the dividend rate, offset by a reduction in Common Shares outstanding
Advance billings and customer deposits	739	729	10	1%	Customer deposits and advance billings to wireless and wireline dealers
Provisions	73	110	(37)	(34)%	Reflects a decrease in employee-related restructuring and Public Mobile acquisition-related provisions
Current maturities of long-term debt	1,197	—	1,197	n/m	An increase in commercial paper of $697 million for general corporate purposes and Series CE Notes, maturing in April 2015, becoming current
Current derivative liabilities	6	1	5	n/m	—
Working capital (Current assets subtracting Current liabilities)	(2,009)	(970)	(1,039)	(107)%

A decrease in cash and temporary investments, combined with an increase in current maturities of long-term debt due to Series CE Notes moving to current classification, as well as payment of tax instalments, partly offset by increases in income and other taxes receivable, prepaid expenses and reduction in provisions.

Financial position at:	Jun. 30,	Dec. 31,
($ millions)	2014	2013	Changes		Changes include:
Non-current assets
Property, plant and equipment, net	8,673	8,428	245	3%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	7,720	6,531	1,189	18%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3.
Goodwill, net	3,752	3,737	15	—	An increase due to TELUS Health acquisitions, offset by adjustments made to Public Mobile-related goodwill
Real estate joint ventures	13	11	2	18%	See Transactions between related parties in Section 7.11
Other long-term assets	853	530	323	61%	Primarily an increase in pension and post-retirement assets resulting from returns on plan assets.
Non-current liabilities
Provisions	219	219	—	—	—
Long-term debt	7,988	7,493	495	7%	See Section 7.4 Cash provided (used) by financing activities for a discussion of our financing activities
Other long-term liabilities	609	649	(40)	(6)%	Primarily a decrease in pension and post-retirement liabilities resulting from returns on plan assets
Deferred income taxes	2,026	1,891	135	7%	Deferred income tax expense, including amounts related to returns on pension plan assets.
Owners’ equity
Common equity	8,160	8,015	145	2%	Net income of $758 million, other comprehensive income of $218 million and other of $1 million, net of dividend declarations of $458 million and 2014 NCIB share purchases of $374 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

7.1 Overview

In the first six months of 2014, we paid $1,143 million for the purchase of the wireless spectrum licences acquired in the 700 MHz spectrum auction that took place in the first quarter of 2014. We also paid dividends of $446 million to the holders of TELUS Common Shares and returned $336 million of cash to shareholders through share purchases under our 2014 NCIB. Subsequent to June 30, 2014, we paid dividends of $234 million to the holders of TELUS Common Shares. Our capital structure financial policies, financing plan, and our report on financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2014	2013	Change	2014	2013	Change
Cash provided by operating activities	855	707	20.9%	1,453	1,436	1.2%
Cash used by investing activities	(1,517)	(514)	(195.1)%	(2,344)	(1,050)	(123.2)%
Cash provided (used) by financing activities	667	57	n/m	612	(221)	n/m
Increase (decrease) in cash and temporary investments, net	5	250	(98.0)%	(279)	165	n/m
Cash and temporary investments, net, beginning of period	52	22	136.4%	336	107	n/m
Cash and temporary investments, net, end of period	57	272	(79.0)%	57	272	(79.0)%

7.2 Cash provided by operating activities

Cash provided by operating activities increased by $148 million in the second quarter of 2014 and by $17 million in the first six months of 2014, when compared to the same periods in 2013.

Analysis of changes in cash provided by operating activities

($ millions)	Second quarter	Six-month period
Cash provided by operating activities, three-month and six-month periods ended June 30, 2013	707	1,436
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	75	118
Lower employer contributions to defined benefits plans, net of expense	102	105
Higher restructuring disbursements, net of restructuring costs	(8)	(17)
Lower interest paid	6	3
Lower interest received	(2)	(2)
Higher income taxes paid, net of recoveries received	(40)	(116)
Other operating working capital changes	15	(74)
Cash provided by operating activities, three-month and six-month periods ended June 30, 2014	855	1,453

•                  Income taxes paid net of recoveries received increased year over year, mainly reflecting higher instalment payments resulting from increasing income taxes payable in prior years.

•                  Other operating working capital changes included decreases in accounts receivable in the second quarter and first six months of 2014 (as compared to increases in accounts receivable in the comparable periods of 2013), partly offset by smaller increases in accounts payable in the second quarter and first six months of 2014, when compared to the same periods in 2013 (see Section 6 Changes in financial position).

7.3 Cash used by investing activities

Cash used by investing activities increased year over year by $1.0 billion in the second quarter of 2014 and by $1.3 billion in the first six months of 2014, when compared to the same periods in 2013, and included the following:

•                  A payment for the 700 MHz spectrum licences totalling $914 million in the second quarter and $1,143 million in the first six months of 2014

•                  In 2014, we made business acquisitions and related investments totalling $3 million and $40 million in the second quarter and first six months, respectively, which complement our existing lines of business. This compares to $3 million and $29 million in the second quarter and first six months of 2013, respectively.

•                  Our advances and contributions to real estate joint ventures, net of receipts, were $10 million in the second quarter of 2014 and $24 million for the first six months of 2014, as compared to $7 million in the second quarter of 2013 and $11 million in the first six months of 2013.

•                  Cash payments for capital assets (excluding spectrum licences) increased by $78 million year over year in the second quarter of 2014 and $124 million year over year for the first six months of 2014 when compared to the same periods in 2013. This was composed of:

•                  A year-over-year increases in capital asset expenditures of $125 million in the second quarter and $154 million in the first six months of 2014 (see table and discussion below).

•                  Comparative decreases in accounts payable and accrued liabilities of $47 million in the second quarter and $30 million in the first six months of 2014 to reflect payment timing differences in respect of capital asset expenditures.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2014	2013	Change		2014	2013	Change
Capital expenditures (excluding spectrum licences) (1):
Wireless segment	228	171	33.3%		393	305	28.9%
Wireline segment	408	340	20.0%		739	673	9.8%
Consolidated	636	511	24.5%		1,132	978	15.7%
EBITDA less capital expenditures (excluding spectrum licences) (2)	437	487	(10.3)%		1,018	1,054	(3.4)%
Wireless segment capital intensity (%)	14	11	3	pts.	12	10	2	pts.
Wireline segment capital intensity (%)	29	25	4	pts.	27	25	2	pts.
Consolidated capital intensity (2) (%)	22	18	4	pts.	19	18	1	pts.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from cash payments for capital assets, as presented on the condensed interim consolidated statements of cash flows. See Note 25(b) of the interim consolidated financial statements.

(2)              See calculation and description in Section 11.1 Non-GAAP financial measures.

Wireless segment capital expenditures increased year over year by $57 million in the second quarter of 2014 and by $88 million year over year in the first six months of 2014, due to continued investment in wireless broadband infrastructure, the deployment of recently acquired 700 MHz spectrum, and system resiliency and reliability in support of our ongoing customers first initiatives. Wireless segment capital intensity was 14% in the second quarter of 2014, up from 11% in the second quarter of 2013, and 12% in the first six months of 2014, up from 10% in the same period in 2013.

The wireless EBITDA less capital expenditures was $1,005 million in the first half of 2014, as compared to $1,027 million in the first half of 2013, reflecting a decrease of $22 million or 2.1%, as higher EBITDA was more than offset by higher capital expenditures.

Wireline segment capital expenditures increased year over year by $68 million in the second quarter of 2014 and by $66 million in the first six months of 2014. The increases supported business service growth and added functionality to administrative, client care and service delivery systems. We continue to invest in our broadband infrastructure, including connecting more homes and businesses directly to fibre optic cable. Investments in broadband infrastructure support TV and high-speed Internet subscriber growth and faster Internet speeds, and extend the reach of our health solutions. Wireline segment capital intensity was 29% in the second quarter and 27% in the first six months of 2014, up from 25% in the second quarter and in the first six months of 2013.

The wireline EBITDA less capital expenditures was $13 million in the first six months of 2014, down from $27 million in the first six months of 2013, as higher EBITDA was more than offset by higher capital expenditures.

7.4 Cash provided (used) by financing activities

Net cash used by financing activities increased by $610 million in the second quarter of 2014. In the first six months of 2014, cash provided by financing activities was $612 million, compared to cash used by financing activities of $221 million in the first six months of 2013. Financing activities included the following:

Dividends paid to the holders of equity shares

Dividends paid to the holders of TELUS shares were $224 million in the second quarter of 2014 and $446 million in the first six months of 2014, or year-over-year increases of $15 million in the second quarter and $29 million in the six-month period. The increases primarily reflect higher dividend rates under our dividend growth program, partly offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB programs.

Purchase of Common Shares for cancellation

We purchased approximately 10.7 million shares under our 2014 NCIB program through July 31, 2014. The shares purchased represent approximately 1.72% of the outstanding Common Shares prior to commencement of the NCIB. See Section 4.3 for details of our planned multi-year share purchase programs through 2016.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	4,312,200	37.22	161	(2)	159
Second quarter	4,809,000	39.27	188	(11)	177
July	1,574,400	38.54	61	3	64
Total	10,695,600	38.34	410	(10)	400

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Proceeds were $400 million throughout 2013, were reduced by $300 million in the first quarter of 2014 and were $100 million at June 30, 2014.

Long-term debt issues and repayments

Net long-term debt issues in the first six months of 2014 were composed of a net increase in commercial paper to $697 million at June 30, 2014. In comparison, there was a reduction of outstanding commercial paper by $174 million in the second quarter of 2013 and by $254 million in the first six-months of 2013, to fully repay the balance by June 30, 2013.

On April 4, 2014, we issued $1.0 billion in senior unsecured notes in two series, a $500 million offering at 3.20% due April 5, 2021, and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes. At the end of 2012, our weighted average interest rate on long-term debt (excluding commercial paper) was 5.44% and was reduced to 4.89% at June 30, 2014, as a result of our 2013 and 2014 re-financing activities. These debt issues increased our average term to maturity of long-term debt (excluding commercial paper) to approximately 10 years, compared to 5.5 years at the end of 2012.

In comparison, on April 1, 2013, we issued $1.7 billion of senior unsecured TELUS Corporation Notes in two series: $1.1 billion of 11-year 3.35% Series CK Notes, and $600 million of 30-year 4.40% Series CL Notes. The net proceeds of these issues were used to: (i) fund the early redemption on May 15, 2013, of $700 million of 4.95% Series CF Notes, maturing in May 2014; (ii) fund the June 2013 maturity of $300 million of 5.00% Series CB Notes; and (iii) repay outstanding commercial paper. The remaining proceeds were used for general working capital purposes.

Pursuant to an August 7, 2014, exercise of our right to do so, on September 8, 2014, all of our 5.95% Notes, Series CE, will be redeemed. Assuming that the redemption is completed, the long-term debt prepayment premium to be recorded in the three-month period ended September 30, 2014, is estimated to be approximately $13 million before income taxes.

No amounts were drawn against our five-year credit facility at June 30, 2014 or June 30, 2013. Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.6 Credit facilities).

7.5 Liquidity and capital resource measures

Net debt was $9,272 million at June 30, 2014, an increase of $2,412 million when compared to one year earlier, resulting from our re-financing activities in 2013 and 2014, commercial paper issues in the first six months of 2014 and lower cash and temporary investments, net of a reduction in short-term borrowings, as discussed above.

Fixed rate debt as a proportion of total indebtedness was 91% at June 30, 2014, down from 94% one year earlier due to an increase in commercial paper.

Total capitalization — book value was $17,404 million at June 30, 2014, an increase of $3,105 million from one year earlier due to the increase in net debt and retained earnings, partly offset by a reduction in share capital resulting from share purchases under our NCIB programs. Net debt to total capitalization increased to 53% at June 30, 2014, from 48% one year earlier.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.21 times at June 30, 2014, up from 1.71 times from one year earlier, as the increase in net debt, including the cash required to fund our NCIB program, was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times. At the end of the second quarter of 2014, this ratio was outside of the long-term policy guideline range as a result of funding the purchase of the 700 MHz spectrum licences, but we expect to return to the policy guideline range in the medium term, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings. While the ratio temporarily exceeds our long-term policy guideline, we are meeting our revolving credit facility covenants, which include a requirement that we not permit TELUS’ consolidated Leverage Ratio to exceed 4.00 to 1.00.See Section 7.6 Credit facilities.

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2014	2013	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	9,272	6,860	2,412
Total capitalization — book value	17,404	14,299	3,105
EBITDA — excluding restructuring and other like costs	4,203	4,012	191
Net interest cost	406	350	56
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	91	94	(3	)pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.0	8.8	1.2
Net debt to total capitalization (1) (%)	53.3	48.0	5.3	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(times)	2.21	1.71	0.50
Coverage ratios (1) (times)
Earnings coverage	5.7	5.4	0.3
EBITDA — excluding restructuring and other like costs interest coverage	10.4	11.5	(1.1)
Other measures (%)
Dividend payout ratio of adjusted net earnings (1)	68	71	(3	)pts.
Dividend payout ratio (1)	67	72	(5	)pts.

(1)              See Section 11.1 Non-GAAP financial measures.

Earnings coverage ratio for the 12-month period ended June 30, 2014, was 5.7 times, up from 5.4 times one year earlier. Growth in income before borrowing costs and income taxes increased the ratio by 0.6, while higher borrowing costs decreased the ratio by 0.3.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended June 30, 2014, was 10.4 times, down from 11.5 times one year earlier. An increase in net interest costs reduced the ratio by 1.6, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.5. (see Section 7.6 Credit facilities).

Dividend payout ratios: Our target guideline is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended June 30, 2014 and 2013 were consistent with the target range.

7.6 Credit facilities

At June 30, 2014, we had available liquidity of $1.588 billion from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at June 30, 2014

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 31, 2019	2,250	—	—	(697)	1,553
Other bank facilities	—	125	(5)	(85)	—	35
Total		2,375	(5)	(85)	(697)	1,588

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio (as defined in the credit facility) to exceed 4.00 to 1.00 (our ratio was approximately 2.21 to 1.00 at June 30, 2014) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 10.4 to 1.00 at June 30, 2014, and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Other letter of credit facilities

At June 30, 2014, we also had $208 million of uncommitted letter of credit facilities, of which $53 million was utilized at June 30, 2014. In addition, we had arranged incremental letter of credit facilities of $404 million that allowed us to participate in Industry Canada’s 700 MHz auction held in 2014. During the second quarter of 2014, concurrent with funding the purchase of the 700 MHz spectrum licences on April 2, 2014, these incremental letters of credit were extinguished.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016, and available liquidity was $400 million at June 30, 2014. (See Note 19 of the interim consolidated financial statements). Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of August 7, 2014.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the second quarter of 2014 or as at August 7, 2014.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of certain risks that they may be subject to, were described in Section 7.9 of our annual 2013 MD&A.

Liquidity risk

We have access to a shelf prospectus, renewed in November 2013 for $3.0 billion and in effect until December 2015. Following our net debt issues in April 2014, we can offer $1.2 billion of debt or equity securities under this shelf prospectus as of the date of this MD&A.

During the second quarter of 2014, our credit facility was renewed at $2.25 billion with an expiry date of May 31, 2019. (see Section 7.6 Credit facilities). We also had $57 million in cash and temporary investments at June 30, 2014. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2014, our contractual commitments related to the acquisition of property, plant and equipment were $444 million through to 2015 as compared to $197 million through to 2014 at December 31, 2013, primarily driven by the increase in commitments related to broadband design and build.

Indemnification obligations

At June 30, 2014, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Note 23 of the interim consolidated financial statements dated June 30, 2014.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2014	July 31, 2014
Common Shares	615	614
Common Share options	5	5
Exercisable Common Share options	3	3

7.11 Transactions between related parties

Investments in significant controlled entities

At June 30, 2014, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which in turn controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2013.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $13 million and $23 million, respectively, in the second quarter and first six months of 2014, as compared to $4 million and $14 million, respectively, in the second quarter and first six months of 2013. See Note 24(a) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first six months of 2014, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18 of the interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2015 (approximately $129 million at June 30, 2014), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($383 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units, while at June 30, 2014, the proportion of space leased in the TELUS Garden office tower was approximately 93%.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the consolidated financial statements dated December 31, 2013. Our critical accounting estimates and significant judgments are described in Section 8.1 of our annual 2013 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2017. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and retrospective transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. We, like many other telecommunications companies, currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of obtaining a contract with a customer and contract fulfillment costs.

The revenue recognition timing effects are expected to be most pronounced in our Wireless segment results. Although the measurement of the total revenue recognized over the life of a Wireless contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during sustained periods of growth in the number of Wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions which include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs will be unaffected by the new standard. The new standard, which will affect both our Wireless and Wireline segments, will result in such costs being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of acquisition and contract fulfillment, absolute profitability measures would appear greater than under the current practice of immediate expensing of such costs.

Our operations and associated systems are complex and the currently estimated time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) to comply with the new standard is expected to span a period of time through to, at least, late 2015. As a result, it is not possible to currently make reasonable quantitative estimates of the effects of the new standard.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2014, have no material effect on our financial performance.

9.              General outlook and assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Except as noted in Section 9 of TELUS’ first quarter 2014 MD&A, the assumptions for our 2014 outlook, as described in Section 9 General outlook and assumptions of our annual 2013 MD&A, remain the same.

10.       Risks and risk management

Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our annual 2013 MD&A.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our annual 2013 MD&A.

Recent court rulings

White c. Châteauguay (Ville de)

On May 30, 2014, the Quebec Court of Appeal (the Court) held that a municipality can determine the location of a radiocommunication system (including communications antennae). The Court also held that there was no judicial authority establishing that a municipal determination of the location of a radiocommunication system would be contrary to federal jurisdiction over radiocommunications and telecommunications. This ruling could impact TELUS’ ability to locate and place towers and to operate its network both within the province of Quebec and beyond. It is expected that there will be an attempt to seek leave to appeal the decision to the Supreme Court of Canada.

Industry Canada consultations

AWS-4 Licensing Framework Consultation

On May 21, 2014, Industry Canada opened its Consultation on a Policy, Technical and Licensing Framework for Use of the Bands 2000 2020 MHz and 2180 2200 MHz. In this framework the Minister of Industry proposes to ban the transfer for 20 years of any and all of the 40 MHz of AWS-4 spectrum to large carriers, representing carriers with more than 10 per cent national or 20 per cent provincial wireless subscriber market share. The spectrum, which has never been auctioned, is currently licensed to mobile services providers who use both satellite- and terrestrial-based networks across the country.

AWS-3 Licensing Framework Consultation

On July 28, 2014, Industry Canada opened its Consultation on a Policy, Technical and Licensing Framework for Advanced Wireless Services in the Bands 1755-1780 MHz and 2155-2180 MHz (AWS-3). In this framework, the Minister of Industry proposes to auction 50 MHz of AWS-3 spectrum in March 2015 in advance of the April 2015 2500 MHz auction and set aside 30 MHz (or 60%) of the spectrum for operating mobile entrants. Wireless carriers with less than 10 per cent national and 20 per cent provincial wireless subscriber market share will be eligible to bid on the set-aside in licence areas where they are providing services to Canadians.

Regulatory reviews

The CRTC announced a number of public proceedings that will continue through the third and fourth quarters of 2014:

Wireline wholesale services review

On October 15, 2013, the CRTC initiated a major review of the existing regulatory framework for wireline wholesale services in Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. This wide-ranging policy proceeding will include an oral hearing in the fourth quarter of 2014 with a decision expected in the first quarter of 2015. The outcome of this review may change aspects of the current regulatory framework for wholesale services. Among other matters, it will address the question of whether competitors that choose not to build their own FTTP facilities should enjoy regulated access to the FTTP facilities owned by TELUS and other large telephone and cable companies. These changes could negatively impact our future business strategies.

Satellite and other transport services

On December 18, 2013, the CRTC announced that a previously planned review into the industry’s progress in meeting the CRTC’s broadband target of universal and affordable Internet access at 5 megabits per second (Mbps) to download and 1 Mbps to upload will include a review of the transport infrastructure in Yukon, Nunavut and the Northwest Territories. This review will include an assessment of whether a mechanism should be established to fund infrastructure investments in transport facilities. This proceeding may lead to increased subsidy payments to support facility builds outside TELUS’ territory.

At the same time, the CRTC identified the high cost of satellite transport as an impediment to meeting its broadband target and announced its intention to conduct an inquiry into satellite services. On February 6, 2014, the CRTC initiated this inquiry, specifically into satellite services provided to other telecommunications service providers. The final report is due in October 2014. The report is not expected to have a material impact on Company operations, but its conclusions will influence the transport infrastructure review.

Wireless wholesale services review

On October 16, 2013, as part of the Governor General’s speech from the throne, the federal government indicated that it would take steps to reduce roaming costs on networks within Canada. On December 12, 2013, the CRTC initiated a review of wireless wholesale roaming arrangements. The proceeding examined (i) whether or not, as a question of fact, there is a situation of unjust discrimination or undue preference with respect to wholesale roaming arrangements in Canada, and (ii) what remedies would be appropriate if the Commission finds there is unjust discrimination or undue preference in any wholesale roaming arrangements.

In the federal budget released on February 11, 2014, the federal government announced a proposal to amend the Telecommunications Act to cap wholesale wireless roaming rates to prevent wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. On March 31, 2014, the federal government introduced Bill C-31, Economic Action Plan 2014 Act, No. 1 (the Bill), which included specific provisions that would cap wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services; on June 19, 2014, the Bill came into effect. It is expected that this measure will be in place until the CRTC concludes its investigation, initiated on February 20, 2014, on whether the wholesale mobile wireless market is sufficiently competitive and makes a decision on roaming rates. The wholesale roaming cap does not have a material impact on Company operations.

On July 31, 2014, in respect of its review initiated on December 12, 2013, the CRTC issued Telecom Decision CRTC 2014-398, finding that one carrier had engaged in unjust discrimination and undue preference with respect to the mobile wireless roaming rates it charged certain new entrants for voice, data and text services. It made no such finding with respect to TELUS. The CRTC declined to put in place a remedy to adjust roaming rates for unjust discrimination on the basis that the recently enacted roaming cap (see details below) reduces the risk of future unjust discrimination with respect to wholesale mobile roaming rates. The CRTC also indicated that, as a going-forward condition of service, the offering and provision of roaming services by Canadian mobile wireless carriers is subject to the condition that carriers are prohibited from applying exclusivity provisions in wholesale roaming arrangements with other Canadian mobile wireless carriers.

On February 20, 2014, the CRTC initiated the aforementioned proceeding to determine whether the wholesale mobile wireless services market is sufficiently competitive and, if not, what regulatory measures are required. Matters within the scope of the proceeding include regulated rates for roaming or tower and site sharing, or any other mandated wholesale services. The proceeding will take place during 2014, with an oral hearing scheduled to begin on September 29, 2014, and a decision expected in the first quarter of 2015. It is too early to determine the impact the outcome of this proceeding may have on Company operations.

Application to the CRTC to review paper bill charges

On October 22, 2013, the Public Interest Advocacy Centre filed an application to the CRTC seeking a prohibition on telecommunications service providers charging their residential customers for receipt of paper bills, and for the issuance of refunds to regulated telephone company customers for any past paper bill charges. As part of this proceeding, TELUS acknowledged that we charge residential customers for receipt of paper bills, but that these charges are designed in a reasonable manner such that all customers to whom the charge is levied have access to electronic billing, but choose to receive a paper bill. We do not charge any standalone wireline telephone customers for receipt of paper bills. On July 23, 2014, the CRTC issued a report outlining its findings on practices within the industry with respect to paper bill charges. The CRTC also announced its intention to convene a meeting on August 28, 2014 with telecommunications and broadcasting distribution company representatives to discuss the practice of charging additional fees to customers who wish to receive paper bills. It is too early to assess the operational impact, if any, and incremental costs in our billing operations of potential CRTC determinations in this proceeding.

Basic Telecommunications Services

The CRTC has announced that it will conduct, by means of a public hearing, a comprehensive review to determine what services (e.g. voice and broadband) are required by all Canadians to fully participate in the digital economy and whether there should be changes to the national contribution mechanism, under which basic telecommunications services in high-cost areas are subsidized. It is expected that the CRTC will release a public notice outlining the scope of the proceeding in further detail later this year. It is too early to determine what impact the outcome of this proceeding will have on the Company.

Public Consultation on Television (Let’s Talk TV Review)

Following two phases of broad consultations with the general public, the CRTC has launched a formal proceeding to review the regulatory framework relating to television broadcasting. This very broad review seeks comments on virtually every aspect of the existing framework. The deadline for interested parties to submit their comments was June 27, 2014, and a public hearing is scheduled to begin in September 2014. There are many issues scheduled to be discussed in this proceeding, including the CRTC’s proposal to increase the ability of consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment which promotes greater choice for consumers. It is unlikely that any of the determinations resulting from this proceeding will have a material impact on Company operations.

Risk mitigation: We will continue to press the CRTC to reduce the scope of network facilities subject to mandated competitor access. If access to FTTP infrastructure is mandated as a result of the wireline wholesale services review proceeding, potential future FTTP investments by carriers of all kinds would be discouraged.

We are participating in both satellite and transport-related proceedings and are arguing, as a net payer, against an additional industry-funded subsidy mechanism flowing to Yukon, Nunavut and the Northwest Territories.

We are participating in the wireless wholesale services review proceeding to demonstrate that the wireless market place is competitive and there is no need to regulate roaming rates.

We have responded to the application on paper bill charges by demonstrating that the charges are fair in that they are only levied to customers who have direct access to electronic billing but still choose to receive a paper bill. We have also demonstrated that our paper bill charges are levied based on billing for forborne services, meaning that the CRTC has forborne from regulating these rates.

We will participate in the basic telecommunications services review and emphasize that any enhancements to the current basic service objective would require associated changes to the current subsidy regime, or a new regime altogether, to fully fund any new minimum service requirements.

We are also participating in the CRTC TV Regulatory Framework Review and encouraging the CRTC to make greater choice available for our TV subscribers. We are focusing on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services through large packages (which does not reflect consumer demand for any specific service in the large bundle).

11.       Definitions and reconciliations

11.1 Non-GAAP financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended June 30 ($)	2014	2013
Numerator — Annualized second quarter dividend declared per equity share (1)	1.52	1.36
Denominator — Net income per equity share (1)	2.26	1.89
Ratio (%)	67	72

(1)         Reflects the 2-for-1 stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended June 30 ($)	2014	2013
Numerator — Annualized second quarter dividend declared per equity share (1)	1.52	1.36
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,404	1,234
Add back long-term debt prepayment premium after income taxes	—	17
Add back net unfavourable (deduct net favourable) income tax-related adjustments (see Section 5.2)	(16)	3
Net-cash settlement feature	—	(2)
	1,388	1,252
Denominator — Adjusted net earnings per share (1)	2.24	1.92
Adjusted ratio (%)	68	71

(1)         Reflects the 2-for-1 stock split effective April 16, 2013.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended June 30 ($ millions, except ratio)	2014	2013
Net income attributable to equity shares	1,404	1,234
Income taxes	483	450
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other + Long-term debt prepayment premium)	398	381
Numerator	2,285	2,065
Denominator — Borrowing costs	398	381
Ratio (times)	5.7	5.4

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to operating revenues less the total of goods and services purchased expense and employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the second quarters of 2014 and 2013, we recorded equity losses of $NIL.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2014	2013	2014	2013
Net income	381	286	758	648
Financing costs	115	132	217	228
Income taxes	133	134	268	259
Depreciation	348	344	694	691
Amortization of intangible assets	96	102	213	206
EBITDA	1,073	998	2,150	2,032

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2014	2013	2014	2013
EBITDA	1,073	998	2,150	2,032
Restructuring and other like costs included in EBITDA	11	39	19	50
EBITDA — excluding restructuring and other like costs	1,084	1,037	2,169	2,082

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA excluding restructuring and other like costs, divided by net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences): We report this measure as a supplementary indicator of our operating performance. We calculate this measure as a simple cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2014	2013	2014	2013
EBITDA	1,073	998	2,150	2,032
Capital expenditures (excluding spectrum licences)	(636)	(511)	(1,132)	(978)
EBITDA less capital expenditures (excluding spectrum licences)	437	487	1,018	1,054

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under an NCIB program, or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2014	2013	2014	2013
EBITDA	1,073	998	2,150	2,032
Restructuring (disbursements) net of restructuring costs	(4)	4	(19)	(2)
Items from the consolidated statements of cash flows:
Share-based compensation	23	13	39	25
Net employee defined benefit plans expense	22	28	44	54
Employer contributions to employee defined benefit plans	(22)	(130)	(51)	(166)
Interest paid	(124)	(130)	(185)	(188)
Interest received	—	2	1	3
Capital expenditures (excluding spectrum licences)	(636)	(511)	(1,132)	(978)
Free cash flow before income taxes	332	274	847	780
Income taxes paid, net of refunds received	(122)	(82)	(346)	(230)
Free cash flow	210	192	501	550

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2014	2013	2014	2013
Free cash flow	210	192	501	550
Add back capital expenditures (excluding spectrum licences)	636	511	1,132	978
Adjustments to reconcile to cash provided by operating activities	9	4	(180)	(92)
Cash provided by operating activities	855	707	1,453	1,436

Net debt: We believe that net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available cash and temporary investments. The nearest IFRS measure to net debt is long-term debt, including current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

As at June 30 ($ millions)	2014	2013
Long-term debt including current maturities	9,185	6,698
Debt issuance costs netted against long-term debt	39	33
Cash and temporary investments	(57)	(272)
Short-term borrowings	105	401
Net debt	9,272	6,860

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times.

Net debt to total capitalization: This is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 12-month periods ended June 30, 2014 and 2013. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $406 million in the 12-month period ended June 30, 2014 and $350 million in the 12-month period ended June 30, 2013.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible assets expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Components of restructuring and other like costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2014	2013	2014	2013
Goods and services purchased	1	7	1	8
Employee benefits expense	10	32	18	42
Restructuring and other like costs included in EBITDA	11	39	19	50

Total capitalization- book value is defined and calculated as follows:

Calculation of total capitalization — book value

As at June 30 ($ millions)	2014	2013
Net debt	9,272	6,860
Owners’ equity	8,160	7,471
Deduct accumulated other comprehensive income	(28)	(32)
Total capitalization — book value	17,404	14,299

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less initial charge to customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Wireless subscriber unit (“subscriber”) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude M2M devices, such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Six months
Periods ended June 30 (millions except per share amounts)	2014	2013	2014	2013
OPERATING REVENUES
Service	$2,749	$2,633	$5,451	$5,215
Equipment	189	177	361	338
	2,938	2,810	5,812	5,553
Other operating income	13	16	34	29
	2,951	2,826	5,846	5,582
OPERATING EXPENSES
Goods and services purchased	1,268	1,222	2,490	2,376
Employee benefits expense	610	606	1,206	1,174
Depreciation	348	344	694	691
Amortization of intangible assets	96	102	213	206
	2,322	2,274	4,603	4,447
OPERATING INCOME	629	552	1,243	1,135
Financing costs	115	132	217	228
INCOME BEFORE INCOME TAXES	514	420	1,026	907
Income taxes	133	134	268	259
NET INCOME	381	286	758	648
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(3)	(5)	—	(3)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	(6)	4	1	6
Change in unrealized fair value of available-for-sale financial assets	—	(10)	(4)	(11)
	(9)	(11)	(3)	(8)
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	59	(77)	221	91
	50	(88)	218	83
COMPREHENSIVE INCOME	$431	$198	$976	$731
NET INCOME PER EQUITY SHARE
Basic	$0.62	$0.44	$1.22	$0.99
Diluted	$0.62	$0.44	$1.22	$0.99
DIVIDENDS DECLARED PER EQUITY SHARE	$0.38	$0.34	$0.74	$0.66
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING
Basic	617	652	619	653
Diluted	619	656	621	656

1

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	June 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and temporary investments, net	$57	$336
Accounts receivable	1,360	1,461
Income and other taxes receivable	61	32
Inventories	287	326
Prepaid expenses	312	168
Current derivative assets	12	6
	2,089	2,329
Non-current assets
Property, plant and equipment, net	8,673	8,428
Intangible assets, net	7,720	6,531
Goodwill, net	3,752	3,737
Real estate joint ventures	13	11
Other long-term assets	853	530
	21,011	19,237
	$23,100	$21,566

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$105	$400
Accounts payable and accrued liabilities	1,740	1,735
Income and other taxes payable	4	102
Dividends payable	234	222
Advance billings and customer deposits	739	729
Provisions	73	110
Current maturities of long-term debt	1,197	—
Current derivative liabilities	6	1
	4,098	3,299
Non-current liabilities
Provisions	219	219
Long-term debt	7,988	7,493
Other long-term liabilities	609	649
Deferred income taxes	2,026	1,891
	10,842	10,252
Liabilities	14,940	13,551
Owners’ equity
Common equity	8,160	8,015
	$23,100	$21,566

2

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income	$381	$286	$758	$648
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	444	446	907	897
Deferred income taxes	32	26	51	6
Share-based compensation expense	23	13	39	25
Net employee defined benefit plans expense	22	28	44	54
Employer contributions to employee defined benefit plans	(22)	(130)	(51)	(166)
Other	(21)	3	(43)	(1)
Net change in non-cash operating working capital	(4)	35	(252)	(27)
Cash provided by operating activities	855	707	1,453	1,436
INVESTING ACTIVITIES
Cash payments for capital assets, excluding 700 MHz spectrum licences	(584)	(506)	(1,132)	(1,008)
Cash payments for 700 MHz spectrum licences	(914)	—	(1,143)	—
Cash payments for acquisitions and related investments	(3)	(3)	(40)	(29)
Real estate joint ventures advances and contributions	(11)	(7)	(25)	(11)
Real estate joint venture receipts	1	1	1	1
Proceeds on dispositions	—	1	5	1
Other	(6)	—	(10)	(4)
Cash used by investing activities	(1,517)	(514)	(2,344)	(1,050)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	(224)	(209)	(446)	(417)
Purchase of Common Shares for cancellation	(177)	(238)	(336)	(238)
Issuance and repayment of short-term borrowings	5	(4)	(295)	(1)
Long-term debt issued	3,148	1,692	3,909	2,272
Redemptions and repayment of long-term debt	(2,079)	(1,174)	(2,214)	(1,825)
Other	(6)	(10)	(6)	(12)
Cash provided (used) by financing activities	667	57	612	(221)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	5	250	(279)	165
Cash and temporary investments, net, beginning of period	52	22	336	107
Cash and temporary investments, net, end of period	$57	$272	$57	$272
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(124)	$(130)	$(185)	$(188)
Interest received	$—	$2	$1	$3
Income taxes paid, net	$(122)	$(82)	$(346)	$(230)

3

Segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
June 30 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$1,604	$1,510	$1,347	$1,316	$—	$—	$2,951	$2,826
Intersegment revenue	13	12	44	42	(57)	(54)	—	—
	$1,617	$1,522	$1,391	$1,358	$(57)	$(54)	$2,951	$2,826
EBITDA(1)	$708	$666	$365	$332	$—	$—	$1,073	$998
CAPEX, excluding spectrum licences(2)	$228	$171	$408	$340	$—	$—	$636	$511
EBITDA less CAPEX, excluding spectrum licences	$480	$495	$(43)	$(8)	$—	$—	$437	$487
					Operating revenues (above)		$2,951	$2,826
					Goods and services purchased		1,268	1,222
					Employee benefits expense		610	606
					EBITDA (above)		1,073	998
					Depreciation		348	344
					Amortization		96	102
					Operating income		629	552
					Financing costs		115	132
					Income before income taxes		$514	$420

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$3,159	$2,982	$2,687	$2,600	$—	$—	$5,846	$5,582
Intersegment revenue	26	24	85	83	(111)	(107)	—	—
	$3,185	$3,006	$2,772	$2,683	$(111)	$(107)	$5,846	$5,582
EBITDA(1)	$1,398	$1,332	$752	$700	$—	$—	$2,150	$2,032
CAPEX, excluding spectrum licences(2)	$393	$305	$739	$673	$—	$—	$1,132	$978
EBITDA less CAPEX, excluding spectrum licences	$1,005	$1,027	$13	$27	$—	$—	$1,018	$1,054
					Operating revenues (above)		$5,846	$5,582
					Goods and services purchased		2,490	2,376
					Employee benefits expense		1,206	1,174
					EBITDA (above)		2,150	2,032
					Depreciation		694	691
					Amortization		213	206
					Operating income		1,243	1,135
					Financing costs		217	228
					Income before income taxes		$1,026	$907

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).

4